Form 10KSB, Exhibit 13
period 1998-05-31
NEOGEN CORP
filed 1998-08-21
CIK 711377

Financial Highlights

Dollars in Thousands, Except Per Share Amounts

Years Ended May 31,             1993       1994      1995      1996         1997      1998
-------------------             ----       ----      ----      ----         ----      ----
Operations:
Total Revenues                $ 7,629    $10,735   $11,726   $12,490      $15,259   $18,488
Diagnostic Product Sales        3,250      6,660     7,330     8,759       11,906    14,994
International Sales             1,772      2,233     2,851     2,580        3,771     4,040
Net Income (Loss)                (539)       856       679       452(1)     1,812     2,248
Net Income (Loss) Per Share      (.13)       .19       .15       .10(1)       .32       .35
Average Shares Outstanding      4,041      4,521     4,675     4,514        5,649     6,397

(1) Excludes one-time restructuring charges of $695 or $.15 per share.

Total Revenues
Stockholders' Equity

[graghic omitted]



Total Revenues

[graphic omitted]




Financial Strength:

Years Ended May 31,      1993     1994      1995      1996       1997      1998
-------------------      ----     ----      ----      ----       ----      ----
Cash and Investments   $ 1,718   $ 3,007   $ 2,238   $ 2,183   $13,044   $10,589
Working Capital          4,454     5,452     5,789     5,235    17,265    17,192
Total Assets             7,304     9,133    11,539    11,531    23,148    25,413
Long-Term Debt             111        15       351       279       208       174
Stockholders' Equity     6,069     7,653     8,836     8,858    21,013    23,609

To our
Stockholders,
Employees
and Friends:

The 1998 fiscal year was another record-breaking year for sales and earnings for Neogen. The Company can now boast of quarterly revenue increases, as compared to the prior year, in 28 of the past 30 quarters.

Worldwide food safety concerns are beginning to be addressed through the implementation of new food safety regulations. Concerns about animal safety increased as food safety programs began to focus back inside the farm gate. The consolidation of meat and milk production in the U.S. continued as herd sizes increased but producer numbers decreased.

Financial Performance Solid

Neogen's total revenues for the year were approximately $18.5 million, a 21% increase as compared to fiscal year 1997. At the bottom line, we reported record profits of approximately $2.2 million, or $.35 per share. Last year the Company reported profits of approximately $1.8 million, or $.32 per share. The Company can now claim a string of 21 consecutive profitable quarters from operations.

Balance Sheet Strengthens

At year end, the Company had approximately $10.6 million in cash and marketable securities. In addition, Neogen has bank lines of credit totaling $10 million, with nothing borrowed against these lines. Stockholders' equity grew to approximately $23.6 million as compared to $21 million at the beginning of the year.

New Markets Grow

Neogen focuses its marketing strategy on distinct market segments. The Company's sales into most of these segments grew during the past year. Our diagnostic sales to the meat and poultry industry jumped by 93% in fiscal '98 on the heels of a 100% increase in the prior year. Diagnostic sales to the fruit and vegetable industry were up approximately 80% for the year, and the fledgling seafood marketing effort began to build momentum.

International sales of food diagnostic products were higher than the prior year, in spite of weakened currency valuations as compared to the U.S. dollar in numerous Asian and Latin American markets.

Strong performances in most of the Company's food safety diagnostic areas were overshadowed by a 14% decrease in sales to the grain, nut and spice industry. This decrease of approximately $650,000 also had a heavy impact on the company's overall bottom line.

The quality of the grain crop in the U.S., and most major producing countries, was unusually good during the 1997 growing season. As a result, there was much less pressure to test for naturally-occurring toxins than in normal years. During the prior fiscal year, sales to this market increased 40% because of a poor quality wheat crop in some states.

Revenues of Neogen's Lexington, Kentucky, division, which consists primarily of sales to the professional equine market, doubled in fiscal 1998. Although these results were aided by two acquisitions during the year, the base business at the Lexington division also showed good growth.

Revenues at the Company's Ideal Instruments operation recorded a 4% increase in sales for the year as a result of the new operating strategy announced last year.

Two New Acquisitions

In July, we acquired the assets of the Triple Crown Company of Fort Pierce, Florida. This company had a long and valuable reputation in the manufacture and marketing of pharmaceutical products for the professional equine market. Since many of their customers were already Neogen customers, we were able to merge the products into our existing Lexington marketing and manufacturing operations.

In December, Neogen acquired ImmunoVet operations from Vetoquinol S.A. of France. This gave Neogen its first U. S. Department of Agriculture-inspected biologics production facility. We have maintained the inspected facility in Tampa, Florida, but have merged all other activities with our Lexington operations.

New Products Introduced

Several new products were introduced during the year -- all of them finding demand from our current customer base. Early in the year the Company released a new test for Listeria. The test detects the presence of this bacteria in food and on surfaces in food processing plants. As one of the four major foodborne bacterial concerns, this test should continue to bring increased revenues to the Company.

The Company also introduced three new food safety products that are of primary interest to the seafood industry. One of these products is a rapid and inexpensive test for measurement of possible sulfite residues in shrimp. Neogen's new quantitative test for the detection of histamine in fish was introduced at mid-year. As the FDA steps up its regulation of the seafood industry, this test is expected to find widespread use.

At year end, the Company completed its work on a diagnostic test for the detection of Vibrio, a bacteria of concern in shellfish and shrimp. The market debut of this product occurred as Vibrio-contaminated oysters from Galveston Bay sickened about three hundred people in five states.

During the year, the Company also introduced a test for the detection of generic E. coli. Revenues from this test are expected to grow as more food processors use the test as a general indicator of plant sanitation.

Neogen's research and engineering activities also yielded several new specialty needles at our Ideal Instruments division, as well as new diagnostic tests for the detection of drugs of abuse in animals.

Neogen has continued to make a significant investment in R & D programs for new product development. Total R & D spending now equates to approximately 8% of total revenues. Ten R & D and research projects now underway should result in several new products in the year ahead.


Diagnostic
Product
Sales
(in thousands)

[graphic omitted]


Operating Expenses Flat

Sales, marketing, general and administrative expenses were approximately the same percentage of revenues as last year. One of the reasons the expenses were not reduced was legal costs related to two lawsuits. Though the outcomes of the lawsuits are not expected to have any material impact on the Company's operations, the extra legal expenses provided a negative impact to the bottom line of approximately $.03 per share. Neogen is the plaintiff in both lawsuits relating to intellectual property. While the outcome of a lawsuit is never predictable, management believes it should prevail in both.

New Marketing Structure

At the beginning of fiscal year 1999, the Company's 60-person sales and marketing organization was divided into Food Safety and Animal Safety groups. We've asked two of our best senior managers to manage these new areas. We continue to believe that one of the best ways to add value for our shareholders is to build our industry's strongest sales and marketing program.

Though separate, there is a definite synergy between the two groups as food safety moves back inside the farm gate. We believe significant industry emphasis will be placed on animal safety to make certain that meat and milk are safe before they leave the farm.

Growth Strategy Focus

Neogen will continue to focus on implementation of its four-pronged approach to growth in the year ahead. We believe we're poised to take advantage of market opportunities.

First, we'll grow revenues through increased sales of current products. The number of meat and poultry plants required to implement the new USDA HACCP plan will jump from 300 to 3,300 in January, 1999. Implementation of the FDA mandatory HACCP plan for the seafood industry should intensify. New regulatory guidelines, which are expected soon for the fruit juice, and fresh fruit and vegetable industries, should also increase the demand for testing.

Our second strategy is to continue to introduce products that we can market to our same customer base. The new products expected to be released this year also fit this strategy.

Our third growth strategy is to continue to improve distribution in our international markets. With only 22% of our current sales going to international customers, there should be opportunity for strong growth in this area during the new year.

Our fourth strategy is to continue to grow through acquisitions. Cash and unused bank lines of credit give us in excess of $20 million to pursue this strategy. Though management is committed to make acquisitions, we will do so only in areas that are complementary to our existing business, that we know how to manage, and that can be purchased at the right price.

Neogen believes our 1999 fiscal year will be an exciting one. We're adding new customers, introducing new products, strengthening our international distribution, and actively pursuing acquisitions.


[photo omitted]

/s/ James L. Herbert,
---------------------------
James L. Herbert, President

Each year at Neogen's Open House for brokers, analysts and shareholders, Company officials receive numerous questions concerning Neogen's current operations, and its vision for the future. What follows are a number of those frequently-asked questions, and the responses of Company officials, for the benefit of all existing and potential shareholders.

What is Neogen's strategy for growth?

Neogen's goal is to become the dominant developer, manufacturer and marketer of products dedicated to food and animal safety.

The Company will work aggressively toward that goal utilizing an approach focused in four areas.

o Sales revenue from existing products will be grown through continued expansion of markets and Neogen's improved positioning for competitive gains within those markets.

o The Company will introduce new products and sell them to Neogen's existing customer base.

o The Company will expand its penetration into the international market, which Neogen believes is even bigger than the domestic market.

o Neogen will continue to pursue the acquisition of complementary businesses that fit its overall mission.





[graphic omitted]
Total
Revenues
(in thousands)



[graphic omitted
Neogen's 140 diagnostic test kit products help ensure food's safety -- from inside the farm gate to the dinner plate.

Are there marketing
synergies between food safety and animal safety?

Neogen views food and animal safety as an unbroken continuum. Placing safe meat on a dinner plate depends on safe handling practices by the consumer, processor and animal producer; getting safe food animals to the processor depends on prudent veterinary practices and contamination-free animal feed; safe animal feed depends on effective monitoring and testing protocols. Clearly, ensuring that food on a plate is as safe as possible requires the food industry to look back inside the farm gate.

Will food safety continue to be a concern?

Changing lifestyles and a globalization of the food supply has led to dramatic changes in how food is processed and prepared. Ready-to-eat and microwave-warmed, but not cooked, foods are replacing in-home prepared and cooked foods. Modern shipping allows for foodstuffs to be shipped from and to all points of the globe. One infected worker can now contaminate food destined for thousands of consumers across a wide geographic area. Add to the equation the emergence of new pathogens, and the potential for foodborne illness ever grows.

How do Neogen's rapid tests fit into the issue of food safety?

Neogen's rapid and accurate test kits are more critical than ever. When lettuce-borne E. coli from California can sicken 61 people in Illinois, Connecticut and New York (and kill a 3-year-old), the need for quick, accurate tests is tragically evident. Foodborne pathogens must now be rapidly identified and isolated before they can enter the mass distribution system.

Just how big is the food safety problem?

Estimates of foodborne illness vary greatly among experts because of the large, unknown number of cases that are unreported and not treated by the medical community. One of the most respected, and cited, organizations concerned with food safety is the Council for Agricultural Science and Technology. It estimates foodborne illnesses in the U.S. alone at up to 33 million a year, and deaths as a result of foodborne-related illnesses at about 9,000 per year in the U.S.


[graphic omitted]
The FDA estimates 48,000 people in the U.S. get sick each year by drinking contaminated fruit juices.

How big is the food safety diagnostic test market?

Independent surveys indicate the market should exceed $500 million annually within the next few years. Based on Neogen's estimates, the Company believes it has in excess of 80,000 potential customers.

How does Neogen market its food safety products?

Neogen believes the best way to reach markets and build market share is to build customer "intimacy". Our objective is to develop strong relationships with existing and potential customers. Furthermore, Neogen sales personnel are expected to develop expertise in our customers' businesses. By doing so, we become indispensable to our customers and put Neogen in a much better position to help solve our customers' problems.

What are Neogen's food safety markets?

Neogen's Food Safety customer base is divided into eight segments: Feed & Agriculture; Meat, Poultry & Egg; Grain, Nut & Spice; Fruit & Vegetable; Laboratories; Food Service; Seafood; and International.

What food safety solutions does Neogen provide for these markets?

Neogen provides rapid, accurate screening tests to these markets for naturally-occurring toxins such as aflatoxin, vomitoxin and histamine; foodborne bacteria such as E. coli O157:H7 and Salmonella; food allergens such as peanut components; and general sanitation testing needs. The wide range of Neogen testing products provides food producers and processors with an easy, one-stop shopping opportunity.

How are the new
government regulations likely to impact Neogen's sales to the meat and poultry industry?

The phasing-in of the USDA's Hazard Analysis Critical Control Point (HACCP) Final Rule in the past year meant 312 of the nation's largest meat and poultry processing plants were required to implement new regulations which requires some testing. Within the next two years, about 6,000 additional, mid size and smaller meat and poultry processors will be required to meet the HACCP regulations.

Potential Food Safety Customers by
Market Segment


Grain, Nut & Spice           20,845
Seafood                       1,161
Fruit & Vegetable             8,931
Food Service                 36,212
Feed & Agriculture            8,298
International Distributors      307
Meat, Poultry & Egg          11,719
Labs                          1,451

Will regulations affect other food industries served by Neogen?

The seafood, and fruit and vegetable industries are also responding to increasing governmental action. New HACCP regulations, in place since December, will likely require seafood processors to test for the presence of sulfites in shrimp and histamine in some fish species -- tests now available from Neogen.

Fruit and vegetable producers are also anticipating issuance of FDA guidelines. One FDA proposal would require fruit and vegetable juice processors to gradually implement their own antibacterial HACCP plans. That proposal is in response to a FDA estimate of 48,000 people being sickened yearly by drinking untreated juices contaminated by such bacteria as Salmonella and E. coli.

Won't the development of such technologies as irradiation and ozone treatment render Neogen's bacterial tests obsolete?

The opposite should happen. Companies that install expensive equipment to kill bacteria will still need a rapid, easy test to ensure the equipment is working properly. Also, companies that don't test now will have a stronger incentive to do so if technology exists to kill any bacteria that may be present.

What new products has or will Neogen develop for the food safety markets?

In the past fiscal year, Neogen released its test for Listeria; a rapid test to detect generic E. coli and total coliforms; a test to detect sulfites in shrimp; and a quantitative histamine test.

Recently, Neogen released a test to detect Vibrio parahaemolyticus. This bacteria sickened more than 300 people in a summer 1998 outbreak. V. parahaemolyticus is responsible for the majority of foodborne gastroenteritis where the consumption of fish products contributes significantly to the diet, such as in the Far East.

Also released was a rapid test to detect peanut components in products not labeled for peanuts. The peanut allergen product is seen as a major step to protect those sensitive to the allergen, estimated at 1.3 million in the U.S. alone. Neogen is also pursuing the development of tests for other allergens of widespread concern, such as eggs and milk.

Another new Neogen food safety product detects Salmonella enteritidis, primarily an egg-borne bacteria. S. enteritidis is now the leading cause of gastroenteritis in the U. S.


[graphic omitted]
Neogen's Alert(R) for Sulfites, Veratox(R) for Chloramphenicol and Reveal(R) for Vibrio test kits help ensure the safety of shrimp.

How does Neogen define the term "animal safety"?

The term refers to the safety of food animals destined to enter the food supply while they remain on farms and ranches, as well as products and services for companion animals including the professional equine market.

What products does Neogen have that are dedicated to animal safety?

Neogen is the largest producer of diagnostic kits for detection of drugs in animals. Neogen's test for the steroid clenbuterol, for example, can detect the unscrupulous use of the steroid to bulk up the animal before it can enter the food supply, and endanger human health.

Neogen's Ideal Instruments subsidiary provides precise veterinary drug delivery instruments to help minimize drug residues that might otherwise find their way into meat and milk supplies.

Neogen also markets a complete line of diagnostic and premium health care products for the professional equine market. Included in these products are nearly 70 test kits to detect drugs of abuse in horses; a vaccine for Type B botulism that poses a deadly threat to horses; a line of health care products for the professional equine practitioner and a group of topical horse products.

Were the acquisitions Neogen made during the past fiscal year related to animal safety?

Neogen made two strong acquisitions that have expanded the Company's product offerings to existing animal safety customers. Neogen bought Triple Crown Pharmaceuticals, and its equine veterinarian product line, and certain assets of Vetoquinol U.S.A., Inc. The principal product involved in the Vetoquinol purchase was EqStim(R), a biologic used by equine veterinarians to stimulate a horse's immune system.

Both of these acquisitions have been merged into Neogen's existing operations in Lexington. More importantly, they started contributing positive sales and profits immediately.

How does Neogen plan to grow its animal safety presence in the next year?

Like food safety, Neogen has organized its animal safety sales and marketing according to specific, definable market segments. Our goal is to achieve more sales to existing animal safety customers, and to build a firm foundation for rapid future growth in existing markets.

[graphic omitted]
Neogen's vaccines and precise drug delivery instruments help keep animals safe.



[graphic omitted]
Animal
Safety
Sales
(in thousands)



What are Neogen's animal safety markets?

They are: laboratories that use diagnostic tests to detect drugs of abuse in animals; veterinarians; veterinary supply distributors; over-the-counter distributors; OEM and specialty product distributors; and international distributors.

Can Neogen expand the market for veterinary instruments?

Neogen is overcoming the cyclical sales of veterinary instruments by finding new, related markets for its manufacturing capability. For example, specialty needles manufactured by Neogen are used to deliver marinades, seasonings and curing preparations for meat-related industries.

Needles from Ideal Instruments are also being used in a unique application to vaccinate chicks before they hatch. The practice results in less trauma to the chicks, which leads to lower mortality rates.

How large are the markets for animal safety?

Management believes the combined markets for animal safety products is in excess of $1 billion dollars and is growing. The Company estimates there are in excess of two million customers for these products.

Neogen's primary focus is on the food animal and professional equine portion of this market.

Can animal safety have an influence on food safety?

Reducing stress on food animals and improving the methods of administering vaccines and drugs has a big effect on the safety of meat and milk. Animals under stress have a greater tendency to harbor bacterial infections that will survive to become foodborne bacteria. Poor quality veterinary instruments give rise to hidden abscesses in muscles and broken needles left in hams and roasts.

[graphic omitted]
The development of new markets for its syringes and needles has kept Neogen's subsidiary, Ideal Instruments -- a 68-year-old company -- growing.

Dedicated to Food and Animal Safety

Management's Discussion and Analysis of Financial Condition and
Results of Operations

The information in this Management's Discussion and Analysis of Financial Condition and Results of Operations contains both historical financial information and forward-looking statements. Neogen does not provide forecasts of future financial performance. While management is optimistic about the Company's long-term prospects, historical financial information may not be indicative of future financial performance.

Forward-looking statements included herein involve certain risks and uncertainties. Various factors, including competition, recruitment of and dependence on key employees, impact of weather on agriculture and food production, identification and integration of acquisitions, research and development risks, patent and trade secret protection, government regulation and other risks detailed from time to time in the Company's reports on file at the Securities and Exchange Commission may cause actual results to differ materially from those contained in the forward-looking statements.

Results of Operations

REVENUES
(Dollars in Thousands)     1998    Increase     1997
----------------------     ----    --------     ----
Product Sales:
Diagnostic Products      $14,994      26%     $11,906
Veterinary Instruments     3,494       4%       3,353
                         -------      --      -------
Total Revenues           $18,488      21%     $15,259
                         =======      ==      =======

The strong growth in diagnostic product sales was due to several factors. The acquisitions of Vetoquinol U.S.A., Inc., effective December 30, 1997 and Triple Crown, effective July 1, 1997 accounted for $2,499,000 in increased sales. Greater demand for test kits and other products sold to the professional equine market contributed $538,000 in higher sales while sales of test kits and reagents for pharmacologics were up $145,000. Diagnostic test kits sold to the meat and poultry market for the detection of microorganisms such as E. coli 0157:H7 and Salmonella increased $644,000, or 93%, in 1998 compared to 1997.

Offsetting these increases in diagnostic product sales was a $725,000 or 22% decline in sales of test kits used for the detection of vomitoxin. Sales of diagnostic tests for the detection of mycotoxins, including vomitoxin, are influenced by the uncertainty of weather which impacts growing conditions for grains, nuts and spices. Management discussed its belief that sales of vomitoxin test kits would likely decline in the current fiscal year in the Company's 10-KSB for the year ended May 31, 1997.

The increase in veterinary instrument sales was primarily the result of sales to a new customer of specialty syringes and needles used to inject marinades and spices into various red and white meats.

COST OF GOODS SOLD
(Dollars in Thousands)   1998   Increase    1997
----------------------   ----   --------    ----
Cost of Goods Sold      $7,960     28%     $6,201

Costs of goods sold increased $1,759,000 in fiscal year 1998, mostly as a result of the overall increase in product sales. In addition, raw material expense increased substantially due to a change in sales mix. Sales of products sold to the professional equine market, which carry a higher material cost, increased significantly while sales of diagnostic test kits to detect vomitoxin, which have a much lower material cost, declined. Management expects raw material cost to continue to run higher, both in dollars and as a percent of sales, in the fiscal year ending May 31, 1999.

OPERATING EXPENSES
(Dollars in Thousands)        1998     Increase  1997
----------------------        ----     --------  ----
Sales and Marketing          $4,910      17%    $4,197
General and Administrative    2,716      22%     2,230
Research and Development      1,425       8%     1,320

The increase in sales and marketing expense for the year is primarily due to higher costs, including the acquisitions of Triple Crown and Vetoquinol, U.S.A., Inc., associated with marketing products to the professional equine market. Salaries, fringe, recruiting, relocation, commissions, royalties, travel, advertising and promotions all showed increases compared to the prior year, which in total amounted to $583,000.

The majority of the increase in general and administrative expense in fiscal 1998 is the result of higher cost in two categories. Consulting expense was $178,000 higher due primarily to contract services associated with a new computer installation, increased consulting pertaining to manufacturing and approvals for professional equine products, and also because of management consulting pertaining to the Company's Ampcor Diagnostic, Inc. subsidiary.

In addition, legal and professional fees increased $202,000 compared to the prior year. Management believes that the Company is not involved in any material adverse legal proceedings. However, Neogen is a party in several lawsuits as discussed in Item 3. Legal Proceedings in the Company's Form 10-KSB for the year ended May 31, 1998. Management intends to vigorously pursue this litigation and cannot predict the outcome of these lawsuits. Furthermore, the Company has no way to predict the level of expenses that may be incurred in fiscal year 1999 in pursuing this litigation.


OTHER INCOME
(Dollars in Thousands)   1998    Increase    1997
----------------------   ----    --------    ----
Other Income             $897       59%      $564

Other income was $333,000 higher than last year. In October 1996, the Company completed a public offering of common stock. A portion of the proceeds was used to pay down short-term bank borrowings, resulting in lower interest expense. The remaining proceeds were invested in short-term marketable securities, which have resulted in higher interest income. In addition, the Company's share of royalties, paid to an affiliated partnership, increased significantly compared to the prior year.


NET INCOME and INCOME PER SHARE
(Dollars in Thousands,
Except Per Share Amounts)             1998      Increase    1997
------------------------              ----      --------    ----
Net Income                         $  2,248      24%        $1,812

Net Income Per Share Diluted       $    .35                 $  .32

The increase in net income and net income per share is the direct result of the increase in sales of diagnostic products, including acquisitions, along with the increase in other income.

Neogen's effective federal tax rate has been insignificant because the Company has had net operating loss carryforwards available to offset taxable income. Upon utilization of its remaining net operating loss carryforwards, Neogen's effective federal tax rate will increase significantly.

Financial Condition and Liquidity

At May 31, 1998 the Company had $10,589,000 in cash and marketable securities, working capital of $17,192,00 and stockholders' equity of $23,609,000. In addition, the Company has bank lines of credit totaling $10,000,000 with nothing borrowed against these lines as of May 31, 1998. Cash and marketable securities decreased $2,455,000 during fiscal year 1998 as a result of the acquisitions of certain assets of W.J. Bartus, Inc. and Vetoquinol U.S.A., Inc..

Effective July 1, 1997 the Company acquired substantially all of the assets of Triple Crown Pharmaceuticals, a division of W.J. Bartus, Inc. of Ft. Pierce, Florida. The initial purchase price consisted of a cash payment of approximately $1,400,000 paid in July 1997. A second and final cash payment of up to $500,000 will be paid in fiscal year 1999 provided the seller meets certain conditions of the asset purchase agreement. Effective December 30, 1997 the Company acquired certain assets of Vetoquinol, U.S.A., Inc. located in Tampa, Florida. The initial purchase price consisted of a cash payment of approximately $2,035,000 paid at closing and a second cash payment of approximately $153,000 paid in April 1998.

Accounts receivable were higher at May 31, 1998 than May 31, 1997 partially as a result of the aforementioned acquisitions and partially because of higher sales volume during the last quarter of fiscal 1998 compared to the last quarter of fiscal 1997. Inventories were higher at May 31, 1998 as a result of the acquisitions, to support increases in sales of professional equine products and in anticipation of future increases in sales volume.

The increase in goodwill and other non-current assets at May 31, 1998 compared to May 31, 1997 was due to the previously discussed acquisitions. Accounts payable decreased $264,000 partially due to lower trade payables for inventory at May 31, 1998 and also due to the timing of year-end cut-offs and scheduled payment dates for trade payables.

The Company did not borrow any additional funds during fiscal year 1998 and made scheduled payments on long-term debt totaling $56,000. Neogen expended approximately $646,000 during 1998 for additions to property, equipment and other assets. At May 31, 1998 the Company had no material commitments for capital expenditures. Inflation and changing prices are not expected to have a material effect on the Company's operations.

Neogen has been profitable for twenty of its last twenty-one quarters and has generated positive cash flows from operations during this period. Management believes that the Company's existing cash and marketable securities at May 31, 1998, along with its available bank lines of credit and cash expected to be generated from future operations, will be sufficient to fund activities for the foreseeable future. However, existing cash and marketable securities may not be sufficient to meet the Company's cash requirements to commercialize products currently under development or its plans to acquire additional technology and products that fit within the Company's mission statement. Accordingly, the Company may be required to issue equity securities or enter into other financing arrangements for a portion of the Company's future capital needs.

Year 2000

The company believes that its financial and manufacturing systems are year 2000 compliant with the exception of the financial software used at its Ideal Instruments subsidiary. The Company plans on implementing software changes by November 30, 1998 at the Ideal Instruments subsidiary to ensure year 2000 compliance. The Company does not expect implementation of these changes to have a material impact on its results of operation. The Company's operations with respect to the year 2000 may also be affected by other entities with whom it transacts business. The Company is currently unable to determine the potential impact, if any, that could result from such entities' failure to adequately address this issue.

Dedicated to Food and Animal Safety


Report of Independent
Certified Public Accountants

To the Board of Directors
Neogen Corporation
Lansing, Michigan

We have audited the accompanying consolidated balance sheets of Neogen Corporation and subsidiaries as of May 31, 1998 and 1997, and the related consolidated statements of income, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Neogen Corporation and subsidiaries at May 31, 1998 and 1997, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

/s/ BDO Seidman, LLP
--------------------
BDO SEIDMAN, LLP
Troy, Michigan
July 16, 1998


Neogen Corporation and Subsidiaries

Consolidated Statements of Income

Year Ended May 31,                         1998            1997
------------------                         ----            ----
Net Sales                             $ 18,488,389    $ 15,259,423
                                      ------------    ------------
Operating Expenses
   Cost of goods sold                    7,959,655       6,201,301
   Sales and marketing                   4,909,997       4,197,283
   General and administrative            2,715,738       2,230,438
   Research and development              1,424,583       1,319,732
                                      ------------    ------------
                                        17,009,973      13,948,754
                                      ============    ============

Operating Income                         1,478,416       1,310,669
                                      ------------    ------------

Other Income (Expense)
   Interest income                         605,990         449,331
   Interest expense                        (22,581)        (66,851)
   Other                                   313,548         181,552
                                      ------------    ------------
                                           896,957         564,032
                                      ------------    ------------

Income Before Taxes On Income            2,375,373       1,874,701
Taxes On Income (Note 8)                   127,000          63,200
                                      ------------    ------------

Net Income                            $  2,248,373    $  1,811,501
                                      ============    ============

Basic Earnings Per Share (Note 1)     $        .36    $        .33
Diluted Earnings Per Share (Note 1)   $        .35    $        .32
                                      ============    =============

See accompanying notes to consolidated financial statements.

Neogen Corporation and Subsidiaries

Consolidated Balance Sheets


May 31,                                   1998               1997
-------                                   ----               ----

Assets (Note 4)

Current Assets

    Cash                                  $   719,877   $   718,864

    Marketable securities (Note 2)          9,868,862    12,324,913

    Accounts receivable, less
      allowance for doubtful accounts
      of $227,000 and $320,000              3,088,858     2,024,161

    Inventories (Note 1)                    4,474,030     3,620,200

    Prepaid expenses and other
      current assets                          441,319       353,437
                                          -----------   -----------

Total Current Assets                       18,592,946    19,041,575
                                          -----------   -----------

Property and Equipment

     Land and improvements                     49,263        33,882

     Buildings and improvements               499,146       463,814

     Machinery and equipment                4,356,271     3,707,027

     Furniture and fixtures                   376,157       325,019
                                          -----------   -----------

                                            5,280,837     4,529,742

    Less accumulated depreciation           3,395,786     2,965,190
                                          -----------   -----------

Net Property and Equipment                  1,885,051     1,564,552
                                          -----------   -----------

Intangible and Other Assets

    Goodwill, net of accumulated
      amortization of $456,943 and
      $297,520 (Note 3)                     4,023,235     2,012,195

    Other assets, net of accumulated
      amortization of $544,603 and
      $457,669                                911,410       530,151
                                          -----------   -----------

Total Intangible and Other Assets           4,934,645     2,542,346
                                          -----------   -----------

                                          $25,412,642   $23,148,473
                                          ===========   ===========


Neogen Corporation and Subsidiaries
Consolidated Balance Sheets - (continued)


May 31,                                       1998              1997
-------                                       ----              ----

Liabilities and Stockholders' Equity

Current Liabilities

    Accounts payable                          $    578,814    $    842,985

    Accruals

    Compensation and benefits                      569,121         607,052

    Other                                          203,895         255,414

    Current maturities of long-term
      debt (Note 4)                                 48,672          71,147
                                              ------------    ------------

Total Current Liabilities                        1,400,502       1,776,598

Long-Term Debt, less current
  maturities (Note 4)                              174,392         207,770

Other Long-Term Liabilities                        228,411         150,905
                                              ------------    ------------

Total Liabilities                                1,803,305       2,135,273
                                              ------------    ------------

Commitments (Notes 3, 7 and 9)

Stockholders' Equity (Notes 5 and 6)
    Common stock, $.16 par value, shares
      authorized 10,000,000; issued and
      outstanding 6,208,179 and 6,110,608          993,309         977,697

    Additional paid-in capital                  24,269,549      23,937,397

    Retained earnings (deficit)                 (1,653,521)     (3,901,894)
                                              ------------    ------------

Total Stockholders' Equity                      23,609,337      21,013,200
                                              ------------    ------------

                                              $ 25,412,642    $ 23,148,473
                                              ============    ============

See accompanying notes to consolidated financial statements.

Neogen Corporation and Subsidiaries

Consolidated Statements of
Stockholders' Equity

                                                 Common Stock         Additional     Retained
                                             -------------------       Paid-In       Earnings
                                             Shares       Amount       Capital       (Deficit)
                                             ------       ------      ----------     ---------
Balance, June 1, 1996                      4,559,260   $   729,482   $13,841,617   $(5,713,395)

     Exercise of options                      48,466         7,754       126,294          --

     Exercise of warrants                      1,782           285         8,304          --

     Issuance of common stock (Note 5)     1,501,100       240,176     9,961,182          --

     Net income for the year                    --            --            --       1,811,501
                                           ---------   -----------   -----------   -----------

Balance, May 31, 1997                      6,110,608       977,697    23,937,397    (3,901,894)

     Exercise of options                      97,100        15,536       329,958          --

     Exercise of warrants                        471            76         2,194          --

     Net income for the year                    --            --            --          48,373
                                           ---------   -----------   -----------   -----------

Balance, May 31, 1998                      6,208,179   $   993,309   $24,269,549   $(1,653,521)
                                           =========   ===========   ===========   ===========


See accompanying notes to consolidated financial statements.

Neogen Corporation
Neogen Corporation and Subsidiaries

Consolidated Statements of
Cash Flows

Year Ended May 31,                                            1998             1997
------------------                                            ----             ----
Cash Flows From Operating Activities

     Net income                                          $  2,248,373    $  1,811,501

     Adjustments to reconcile net income
       to net cash provided by operating
       activities

         Depreciation and amortization                        715,681         624,113

         Loss (gain) on sale of equipment                       8,843          (1,520)

         Changes in operating assets and liabilities

            Accounts receivable                              (622,662)       (380,980)

            Inventories                                      (449,877)       (241,529)

            Prepaid expenses and other current assets         (81,947)        (34,555)

            Accounts payable                                 (264,171)        345,483

            Accrued liabilities                               (89,450)        186,006

                                                         ------------    ------------
Net Cash Provided By Operating Activities                   1,464,790       2,308,519
                                                         ------------    ------------

Cash Flows From Investing Activities

     Sales of marketable securities                        25,575,582      11,886,003

     Purchases of marketable securities                   (23,119,531)    (22,653,875)

     Proceeds from sale of equipment                           20,975           7,206

     Purchases of property, equipment and other assets       (645,681)       (630,760)

     Acquisitions of businesses                            (3,587,033)        (53,122)
                                                         ------------    ------------

Net Cash Used In Investing Activities                      (1,755,688)    (11,444,548)
                                                         ------------    ------------

Cash Flows From Financing Activities

     Net proceeds from issuance of common shares              347,764      10,343,995

     Payments on long-term borrowings                         (55,853)        (71,148)

     Net payments on notes payable - banks                       --        (1,043,946)
                                                         ------------    ------------

Net Cash Provided By Financing Activities                     291,911       9,228,901
                                                         ------------    ------------

Net Increase in Cash                                            1,013          92,872

Cash, at beginning of year                                    718,864         625,992
                                                         ------------    ------------

Cash, at end of year                                     $    719,877    $    718,864
                                                         ============    ============

See accompanying notes to consolidated financial statements.

Neogen Corporation and Subsidiaries

Notes to Consolidated Financial Statements


1. Summary of Accounting Policies

Nature of Operations

Neogen Corporation and subsidiaries (the Company) develop, manufacture, and sell a diverse line of products dedicated to food and animal safety. The Company's products are currently used for animal health applications, food safety testing and in medical research.

Basis of Consolidation

The consolidated financial statements include the accounts of Neogen Corporation, Ideal Instruments, Inc. (Ideal), AMPCOR Diagnostics, Inc. (AMPCOR) and several majority owned companies which are general partners for research limited partnerships. The investments in partnerships are not significant to the consolidated financial statements.

All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect (1) the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements, and (2) revenues and expenses during the reporting period. Actual results could differ from these estimates.

Risks and Uncertainties

Diagnostic products, specifically test kits for the detection of vomitoxin, contribute a significant portion of the Company's revenues and profits. The Company expects that its ability to maintain or expand its current levels of revenues and profits in the future will depend on various factors, including the impact of weather on agriculture and food production.

Concentrations of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of accounts receivable. The Company attempts to minimize credit risk by reviewing all customers' credit history before extending credit and by monitoring customers' credit exposure on a continuing basis. The Company establishes an allowance for possible losses on accounts receivable based upon factors surrounding the credit risk of specific customers, historical trends and other information.

Fair Values of Financial Instruments

The carrying amounts of accounts receivable, accounts payable, and accrued expenses approximate fair value because of the short maturity of these items.

The carrying amounts of the notes payable and long-term debt issued pursuant to the Company's bank credit agreements approximate fair value because the interest rates on these instruments change with market rates.

Marketable Securities

All marketable securities are classified as available-for-sale and are available to support current operations or to take advantage of other investment opportunities. These securities are stated at estimated fair market value. The cost of securities sold is based on the specific identification method and interest earned is included in other income.

Inventories

Inventories are stated at the lower of cost, determined on the first-in, first-out method, or market. The components of inventories are as follows:

                         1998        1997
                         ----        ----
Raw material         $2,003,124   $1,507,216

Work-in-process         837,679      852,789

Finished goods        1,633,227    1,260,195
                     ----------   ----------
                     $4,474,030   $3,620,200
                     ==========   ==========



Property and Equipment

Property and equipment is stated at cost. Expenditures for major improvements are capitalized while repairs and maintenance are charged to expense. Depreciation is provided on the straight-line method over the estimated useful lives of the respective assets, generally twenty to thirty-one years for buildings and improvements, and three to ten years for furniture, machinery and equipment. Depreciation expense was $469,324 and $389,582 in 1998 and 1997, respectively.

Intangible Assets

Goodwill represents the excess of acquisition costs over the estimated fair value of net assets acquired. Goodwill is amortized on a straight-line basis over periods ranging from fifteen to twenty-five years. The Company reviews goodwill for impairment based upon undiscounted cash flows from operations before interest over the remaining lives of the goodwill. If necessary, impairment will be measured based on the difference between discounted future cash flows and the net book value of the related goodwill.

Neogen Corporation and Subsidiaries

Notes to Consolidated Financial Statements


Other intangible assets, consisting primarily of covenants not to compete, licenses and patents, are recorded at fair value at the date of acquisition. These intangible assets are amortized on a straight-line basis over periods ranging from five to seventeen years.

Long-lived Assets

The Company reviews the carrying values of its long-lived assets for possible impairment whenever events or changes in circumstance indicate that the carrying amount of the assets may not be recoverable. The Company evaluates whether impairment exists on the basis of undiscounted future cash flows from operations before interest for the remaining useful life of the assets. Any long-lived assets held for disposal are reported at the lower of these carrying amounts or fair value less costs to sell.

Revenue Recognition

The Company recognizes product sales at the time of shipment.

Earnings Per Share

In 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share". SFAS No. 128 replaced the previously reported primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants, and convertible securities. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share. All earnings per share amounts for all periods have been presented, and where necessary, restated to conform to the SFAS No. 128 requirements. The following table presents the earnings per share calculations:

For the Year Ended May 31,              1998         1997
--------------------------              ----         ----

Numerator for Basic and Diluted
  Earnings Per Share

      Net income                     $2,248,373   $1,811,501
                                     ----------   ----------

Denominator

  Denominator for basic earnings
    per share - weighted average
    shares                            6,176,995    5,512,633

  Effect of Dilutive Securities
    Stock options and warrants          219,860      135,871
                                    ----------    ----------

Dilutive Potential Common Stock
  Denominator for diluted earnings
    per share adjusted weighted
    average shares and assumed
    conversions                       6,396,855    5,648,504
                                     ==========   ==========


For the Year Ended May 31,              1998         1997
--------------------------              ----         ----

Basic Earnings Per Share                    .36          .33

Diluted Earnings Per Share                  .35          .32
                                     ==========   ==========


Options to purchase 33,400 and 128,500 shares of common stock at prices ranging from $11.31 to $13.25 and $7.50 to $9.25 in 1998 and 1997 respectively, were outstanding, but were not included in the computation of diluted earnings per share because the option's exercise price was greater than the average market price of the common shares.

Recent Accounting Pronouncements

In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income", and SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information." These statements are effective for financial periods beginning after December 15, 1997 and require comparative information for earlier years to be restated. Management has not determined the impact, if any, these statements may have on future financial statement disclosures.

Statement of Position (SOP) 98-5, "Reporting on the Cost of Start-Up Activities", was issued in April 1998 and SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", was issued in June 1998. These statements are effective in fiscal 2000 and are not expected to have a material impact on the consolidated financial statements.

2. Marketable Securities

The Company currently invests in only high quality, short-term investments with maturity dates of less than one year, which are classified as available-for-sale. As such, there were no significant differences between amortized cost and estimated fair market value at May 31, 1998 and 1997. Additionally, since investments are short-term and are generally allowed to mature, realized gains and losses for both years have been minimal. The following table presents the estimated fair value breakdown of investment by category:

                                   1998           1997
                                   ----           ----
Corporate Debt Securities      $ 7,770,996   $10,674,812

Certificates of Deposit          1,099,653       500,000

U.S. Treasury and
Agency Securities                  998,213     1,150,101
                               -----------   -----------

                               $ 9,868,862   $12,324,913
                               ===========   ===========



                                     19



Neogen Corporation and Subsidiaries

Notes to Consolidated Financial Statements

3. Acquisitions

Effective July 1, 1997, Neogen acquired certain assets of Triple Crown, a division of W.J. Bartus, Inc. of Fort Pierce, Florida. The acquisition was accounted for by the purchase method and all acquired assets, consisting of inventory, fixed assets and 20 related products were moved to the Company's
Lexington, Kentucky division.

The initial purchase price consisted of a cash payment of approximately
$1,400,000, resulting in goodwill of approximately $900,000. Additional consideration in the amount of approximately $500,000 is expected to be paid in fiscal 1999 based upon the seller meeting certain conditions of the asset purchase agreement.

Effective December 30, 1997, Neogen acquired certain assets of Vetoquinol,
U.S.A., Inc. located in Tampa, Florida. The acquisition was accounted for by the purchase method. Neogen plans to continue to operate the production facility in Tampa and has relocated all sales and administrative functions to the Company's Lexington, Kentucky facility.

The purchase price consisted of initial consideration of approximately
$2,035,000 in cash paid at closing. A second cash payment of approximately
$153,000 was paid in April 1998. The cumulative purchase price resulted in goodwill of approximately $1,250,000. Additional consideration not to exceed
$200,000 may be paid based upon operating performance for the twelve month periods ending December 31, 1998 and 1999.

Pro forma results of operations are not presented as the effect of the acquisitions was not material to the consolidated results of operations of the Company for the year ended May 31, 1998.

4. Notes Payable and Long-Term Debt

The Company and its subsidiaries have available working capital lines-of-credit and borrowing arrangements with banks totalling $2,500,000.
At May 31, 1998 and 1997, there were no borrowings outstanding. These arrangements bear interest from the prime rate less 0.50% to the prime rate plus 0.75% (the prime rate was 8.50% at May 31, 1998), and are collateralized by substantially all assets of the Company and its subsidiaries.

In addition, the Company maintains an unsecured acquisition line-of-credit in the amount of $7,500,000 at the prime rate less 0.50%. There were no borrowings on this line-of-credit at May 31, 1998.

Long-term debt consisted of the following:


                                 1998       1997
                                 ----       ----
Term note payable to bank      $223,064   $238,092

Installment note payable           --       40,825
                               --------   --------

                                223,064    278,917

Less current maturities          48,672     71,147
                               --------   --------

Total Long-Term Debt           $174,392   $207,770
                               ========   ========

The term note is payable in sixty monthly installments of $4,056 plus interest at the prime rate less 0.50% and is collateralized by substantially all the assets of Neogen and AMPCOR.

The terms of certain financing agreements contain, among other provisions, the requirements to meet certain financial ratios and levels of working capital and tangible net worth, and restrict the payment of dividends.

Maturities of long-term debt are:
1999 - $48,672; 2000 - $48,672; 2001 - $48,672; 2002 - $48,672; and
2003 - $28,376

5. Public Stock Offering

On October 22, 1996, the Company sold to the public 1,500,000 shares of common stock at a price of $7.50 per share. The net proceeds to the Company after deducting underwriting commissions and other expenses of the offering were approximately $10,201,000.

6. Stock Options and Stock Warrants

The Company maintains Stock Option Plans (the Plans) under which qualified and non-qualified options to purchase shares of common stock may be granted to eligible directors, members of the Scientific Review Council, officers, or employees of the Company at an exercise price of not less than the fair market value of the stock on the date of grant. The number of shares authorized for issuance under the Plans is 1,459,375. At May 31, 1998, options have been granted with three to five year vesting schedules and option terms of five to ten years. A total of 366,600 shares were available for future grants under the Plans.

The Company applies Accounting Principles Board Opinion No. 25 in accounting for its stock option plans. Accordingly, no compensation

Neogen Corporation and Subsidiaries

Notes to Consolidated Financial Statements

cost has been recognized for the Plans. Had compensation expense for the Company's stock option plans been determined based on the fair value at the grant dates consistent with the method of SFAS No. 123, the Company's net income and earnings per share would have been the following pro forma amounts:

                              1998        1997
                              ----        ----
Net Income

As reported              $ 2,248,373   $ 1,811,501

Pro forma                  1,921,062     1,571,757

Earnings Per Share
As reported: Basic               .36           .33
Diluted                          .35           .32

Pro forma:
Basic                            .31           .29

Diluted                          .30           .28
                         ===========   ===========

The following is a summary of the Plans' activity:

                                              Weighted Average
                                    Shares     Exercise Price
                                    ------    ----------------
Outstanding at June 1, 1996

(172,156 exercisable)               442,800      $   4.97

Granted                             118,000          7.55

Exercised                           (48,466)         2.77

Forfeited                           (22,634)         6.86
                                    -------      --------

Outstanding at May 31, 1997

(219,077 exercisable)               489,700          5.73

Granted                             145,000          9.08

Exercised                           (97,100)         3.56

Forfeited                           (10,700)         6.94
                                    -------      --------
Outstanding at May 31, 1998

(209,544 exercisable)               526,900      $   7.03
                                    =======      ========

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for grants in 1998 and 1997, respectively: dividend yield of 0% for both years: expected volatility of 55.0% and 68.0%; risk free interest rates of 6.0% and 6.5%; and expected lives of four years for 1998 and from five to ten years for 1997.

The weighted-average grant date fair value of options granted in 1998 and 1997 was $4.32 and $4.38, respectively.

The following is a summary of stock options outstanding at May 31,1998:

Options Outstanding

                              Weighted
                               Average        Weighted
                              Remaining       Average
                              Contractual     Exercise
 Price Range       Number    Life (Years)      Price
 -----------       ------    ------------     --------
$1.88 -  2.75      52,300        1.8           $ 2.29

 2.87 -  2.87       6,000        2.7             2.87

 4.63 -  6.88     119,100        3.4             6.03

 7.13 -  9.25     316,100        4.4             7.71

11.31 - 13.25      33,400        7.3            12.31

                  526,900        4.1           $ 7.03


Options Exercisable

                                   Weighted
                                    Average
Price Range           Number        Price
-----------           ------       --------
$ 1.88 - 2.75         42,200        $2.25

  2.87 - 2.87          6,000         2.87

  4.63 - 6.88         73,568         5.71

  7.13 - 9.25         87,776         7.53

11.31 - 13.25          --             --
                     -------        -----
                     209,544        $5.69
                     =======        =====


The weighted-average exercise price of the 219,077 shares which were exercisable at May 31, 1997, was $4.52.

The following table summarizes warrant activity for the years ended May 31, 1998 and 1997. All warrants are exercisable for unregistered common stock of the Company and expire in 2000.

-----------------------------------------------------------------------------
Neogen Corporation and Subsidiaries
Notes to Consolidated Financial Statements
-----------------------------------------------------------------------------


                                                                  Warrant
                                                Shares             Price
                                                ------             -----
Outstanding Warrants
at June 1, 1996                                 80,374         $ 2.63 to 4.82

Warrants exercised during the year              (1,782)                  4.82

Warrants repurchased                           (30,000)                  4.63
                                                ------         --------------

Outstanding Warrants
at May 31, 1997                                 48,592                   4.82

Warrants exercised during the year                (471)                  4.82

Warrants expiring during the year               (4,856)                  4.82
                                                ------         --------------

Outstanding Warrants
at May 31, 1998                                 43,265         $         4.82
                                                ------         --------------

7. Commitments

The Company has agreements with related research limited partnerships and unrelated third parties which provide for the payment of royalties on the sale of certain products. Royalty expense, primarily to related research limited partnerships, under the terms of these agreements for 1998 and 1997 was $713,000 and $771,000, respectively.

The Company leases office and manufacturing facilities under noncancelable operating leases. Rent expense for 1998 and 1997 was $282,000 and $215,000, respectively. Future minimum rental payments for these leases are as follows:
1999 - $277,000; 2000 - $141,000; and 2001 - $30,000.

8. Taxes On Income

Income taxes are calculated using the liability method specified by SFAS No. 109 "Accounting for Income Taxes."

As of May 31, 1998, the Company has net operating loss carryforwards of approximately $670,000 for income tax purposes which expire between 2002 and 2008. In addition, the Company has approximately $370,000 of tax credit carryforwards, the majority of which expire between 1999 and 2010. Approximately $90,000 of the tax credit carryforwards have no expiration.

Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets as of May 31, 1998 and 1997 are as follows:

Deferred tax liabilities:                            1998             1997
                                                     ----             ----
Property and equipment                          $   147,000      $   126,000

Losses of affiliated partnerships                    45,000           54,000
                                                -----------      -----------

Total Deferred Tax Liabilities                      192,000          180,000

Deferred tax assets:
Net operating loss carryforwards                    228,000          748,000

Tax credit carryforwards                            373,000          285,000

Inventory                                           114,000          233,000

Other                                               176,000          247,000
                                                -----------      -----------
                                                    891,000        1,513,000

Valuation Allowance for
Deferred Tax Assets                                (699,000)      (1,333,000)

Net Deferred Tax Assets                             192,000          180,000
                                                -----------      -----------
Net Deferred Tax                                $      --        $      --

SFAS No. 109 requires that a valuation allowance be recorded against tax assets which are not likely to be realized. The Company's carryforwards expire at specific future dates. Due to the uncertain nature of their ultimate realization based upon past performance and the difficulty predicting future results, the Company has established a full valuation allowance against these carryforward benefits and is recognizing the benefits only as reassessment demonstrates they are realizable. The need for this valuation allowance is subject to periodic review. If the allowance is reduced, the tax benefits of the carryforwards will be recorded in future operations as a reduction of the Company's income tax expense.

The reconciliation of income taxes computed at the U.S. federal statutory tax rates to income tax expense for the years ended May 31, 1998 and 1997 is as follows:

                                                      1998            1997
                                                      ----            ----
Tax at U.S. statutory rates                         $ 808,000      $ 637,000

Adjustment of valuation allowance                    (634,000)      (665,000)

Alternative minimum tax                                40,000         35,000

State income taxes, net of tax effect                  57,000         17,000

Tax credit carryforwards                              (88,000)       (35,000)

Other                                                 (56,000)        74,200
                                                    ---------      ---------
Taxes on Income                                     $ 127,000      $  63,200

-----------------------------------------------------------------------------
Neogen Corporation and Subsidiaries
Notes to Consolidated Financial Statements
-----------------------------------------------------------------------------

Notes to Consolidated Financial Statements

9. Defined Contribution Benefit Plan

The Company maintains a defined contribution 401(k) benefit plan covering substantially all employees. Employees are permitted to defer up to 15% of compensation, with the Company matching 60% (40% in fiscal 1997) of the first 5% deferred. The Company's expense under this plan was $72,292 and $53,752 for the years ended May 31, 1998 and 1997, respectively.

10. Industry Segment Information

The Company has two industry segments through which it conducts its business
- diagnostic products and veterinary instruments. The diagnostic products segment includes test kits to detect harmful, natural toxins, pesticides, microorganisms and a line of consumable products marketed to the professional equine industry. These products also include test kits for the detection of drugs of abuse in race horses, test kits used in research by universities and pharmaceutical companies, and test kits to detect plant diseases in ornamental plants, turf grasses, and horticulture crops.

The veterinary instrument segment includes veterinary instruments to provide more precise and accurate delivery of animal health products.

The following table summarizes Neogen's industry segment information:

                                                 1998                  1997
                                                 ----                  ----
Revenues
Diagnostic products                         $ 14,994,411        $ 11,906,000

Veterinary instruments                         3,493,978           3,353,423
                                            ------------        ------------
                                            $ 18,488,389        $ 15,259,423
                                            ============        ============

Operating Income (Loss)

Diagnostic products                         $  1,710,204        $  1,502,614

Veterinary instruments                          (231,788)           (191,945)
                                            ------------        ------------
                                            $  1,478,416        $  1,310,669
                                            ============        ============

Identifiable Assets

Diagnostic products                         $ 12,682,961        $  8,091,565

Veterinary instruments                         2,860,819           2,731,995

Corporate                                      9,868,862          12,324,913
                                            ------------        ------------
                                            $ 25,412,642        $ 23,148,473
                                            ============        ============



                                                   1998               1997
                                                   ----               ----
Depreciation and Amortization Expense

Diagnostic products                                $584,457          $509,460

Veterinary instruments                              131,224           114,653
                                                   --------          --------

                                                   $715,681          $624,113
                                                   ========          ========
Capital Expenditures
Diagnostic products                                $351,923          $417,192

Veterinary instruments                              224,154           210,040
                                                   --------          --------

                                                   $576,077          $627,232
                                                   ========          ========

Neogen has no significant foreign operations. Export sales amounted to $4,039,571 or 22% of consolidated sales in 1998 and $3,771,168 or 25% in 1997, respectively, and were derived primarily in the geographic areas of South and Latin America, Canada, Europe, and the Far East. No export sales to any single geographic area exceeded 10% of consolidated sales.

11. Supplemental Disclosure of
Cash Flow Information

                                                     1998              1997
                                                     ----              ----

Cash Paid During the Year For
Interest                                           $22,793            $67,906

Taxes on income                                     53,071             24,741
                                                   -------            -------

                                     23

Officers

James L. Herbert
President
Chief Executive Officer

Lon M. Bohannon
Vice President
Chief Financial Officer

Edward L. Bradley
Vice President
Food Safety Sales & Marketing

Terri A. Juricic
Vice President
Animal Safety Sales & Marketing

Joseph M. Madden, Ph.D.
Vice President
Scientific Affairs

Brinton M. Miller, Ph.D.
Senior Vice President

Paul S. Satoh, Ph.D.
Vice President
Research & Development

Gerald S. Traynor
Vice President
Instrument Development & Manufacturing

Scientific Review Council

John E. Cantlon, Ph.D.
Chairman
Former Vice President for Research
& Graduate Studies
Michigan State University

Perry J. Gehring, DVM, Ph.D.
Former Vice President
Research and Development
Dow Elanco

Robert Hollingworth, Ph.D.
Director
Pesticide Research Center
Michigan State University

Gavin Meerdink, DVM
Head, Veterinary Toxicology
College of Veterinary Medicine
University of Illinois

N. Edward Tolbert, Ph.D.
Professor of Biochemistry
Michigan State University
Member, National Academy
of Sciences

Larry Borchert, Ph.D.
Former Director of Quality Control
Oscar Mayer Foods Corp.


Directors

Herbert D. Doan
Chairman of the Board
Former President & CEO
Dow Chemical Company

James L. Herbert
President & CEO
Neogen Corporation

G. Bruce Papesh
Secretary of the Board
President
Dart, Papesh & Co.

Robert M. Book
President, Agrivista, Inc.
Former Vice President
Elanco Products Company

Gordon E. Guyer, Ph.D.
Former Director
Michigan Department of Agriculture

Leonard Heller, Ph.D.
Independent Investor
and Consultant

Jack C. Parnell
Governmental Relations Advisor
Kahn, Soares & Conway
Former Deputy Secretary,
U.S. Dept. of Agriculture

Thomas H. Reed
Vice President
Southern States Co-op Inc.

Lon M. Bohannon
Vice President & Chief Financial Officer
Neogen Corporation
Legal Counsel

Fraser, Trebilcock, Davis & Foster, P.C.
1000 Michigan National Tower
Lansing, MI 48933

Independent Auditors

BDO Seidman, LLP
755 West Big Beaver, Suite 1900
Troy, MI 48084-0178

Form 10-KSB

Copies of Form 10-KSB will be provided
upon request without charge to persons directing their request to:
Neogen Corporation,
Attention: Corporate Secretary
620 Lesher Place
Lansing, MI 48912

Stock Transfer Agent and Registrar

American Stock Transfer & Trust Co.
40 Wall Street
New York, NY 10005

Annual Meeting

9:00 a.m.
October 8, 1998
University Club of Michigan State University
3435 Forest Road
Lansing, MI 48909
Stock Profile Activity

The Company's common stock is traded in the over-the-counter market and quoted in the NASDAQ National Market System under the symbol NEOG. Price ranges reported are based on inter-dealer sale quotations, as reported by NASDAQ, without adjustments for markups, markdowns, or commissions typically paid by retail investors, and may not represent actual transactions. No cash dividends have ever been paid, and the Company does not currently anticipate paying cash dividends in the foreseeable future. As of July 31, 1998, there were approximately 9,000 holders of the Company's common stock.




Year Ended            Fiscal Quarter         High             Low
----------            --------------         ----             ---
May 31, 1998          First Quarter        $ 12.25          $ 7.00
                      Second Quarter       $ 14.88          $10.00
                      Third Quarter        $ 14.00          $ 9.88
                      Fourth Quarter       $ 12.25          $ 8.00
May 31, 1997          First Quarter        $  9.00          $ 6.38
                      Second Quarter       $  9.38          $ 6.50
                      Third Quarter        $  8.50          $ 6.25
                      Fourth Quarter       $  7.75          $ 6.13


Neogen Corporation