Form 10-K, Exhibit 13
period 1999-05-31
NEOGEN CORP
filed 1999-08-27
CIK 711377

Financial Highlights

Dollars in Thousands, Except Per Share Amounts

Years Ended May 31,                          1995      1996        1997       1998      1999
-------------------                          ----      ----        ----       ----      ----
Operations:
Total Revenues                              $11,726   $12,490      $15,259   $18,488   $22,179
Food Safety Sales                             5,711     6,321        8,605     8,419    10,069
Animal Safety Sales                           6,015     6,169        6,654    10,069    12,110
Operating Income                                630       455(1)     1,311     1,478     2,544
Net Income                                      679       451(1)     1,812     2,248     2,255
Net Income Per Share                            .15       .10(1)       .32       .35       .37
Average Shares Outstanding (in thousands)     4,675     4,514        5,649     6,397     6,141

(1) Excludes one-time restructuring charges of $695 or $.15 per share


Total Revenues
Operating Income



May 31,                           1995      1996      1997      1998      1999
-------                           ----      ----      ----      ----      ----
Financial Strength:
Cash and Marketable Securities   $ 2,238   $ 2,183   $13,044   $10,589   $10,667
Working Capital                    5,789     5,235    17,265    17,192    17,355
Total Assets                      11,539    11,531    23,148    25,413    26,108
Long-Term Debt                       351       279       208       174       126
Stockholders' Equity               8,836     8,858    21,013    23,609    23,786





To our Stockholders,
Employees and Friends


Neogen had a great year in fiscal 1999 due to our great solutions for great opportunities. With another record-breaking year for both sales and earnings, Neogen can now boast of quarterly revenue increases as compared to the prior year in 32 of the past 34 quarters.

Compounded Growth Continues

Neogen's total revenues for FY `99 were approximately $22.2 million, a 20% increase over FY `98--and the third straight year of a 20% or more revenue increase. Neogen's earnings were approximately $2.26 million or $0.37 per share, as compared to $0.35 for the prior year. The Company can now claim a string of 25 consecutive profitable quarters from operations.

Not A Comparable Year

The earnings record was remarkable in light of a substantially higher tax rate compared to previous years, and a fourth quarter charge the Company incurred when it sold its human clinical product line and closed its New Jersey manufacturing facility. Due to a higher effective federal tax rate, income taxes for FY '99 increased more than 200% from FY `98.

We believe the best measure of the Company's performance is a comparison of operating incomes. Income from operations was up 72% to approximately $2.5 million this year, as compared to last year's $1.5 million.

Balance Sheet Powerful

At year end, Neogen had $10.7 million in cash and marketable securities. In addition, the Company has bank lines of credit totaling $10 million, with nothing borrowed against these lines.

During the year, Neogen generated cash flow from operations of approximately $3.7 million as compared to a cash flow in the prior year of approximately $1.5 million. This is due, in part, to management's effort to control working capital. Accounts receivable showed only a single digit increase and inventory levels were actually below the prior year end, despite the 20% increase in revenues. Some of the changes made in FY `99 should help this continued performance improvement. As an example, the consolidation of our diagnostic manufacturing operations in Lansing should generate savings in excess of $200,000 annually.

[picture omitted]

James L. Herbert,
President and CEO


Stock Buyback Continues

During the fiscal year, Neogen implemented a stock buyback program. Our board and management continue to believe there is no fundamental reason the stock price has not reflected the Company's performance. At year end, approximately 315,000 of the 500,000 shares authorized for the program have been repurchased.

The Company's strategy of using available cash and borrowing power for synergistic acquisitions continues. However, as we continued to generate cash and were not successful in finding good acquisition fits, we felt the repurchase program provided the best opportunity for shareholders.

Why Has The Stock Price Stagnated?

During the year, Neogen's stock drifted down from a high of over $9.00 to about $7.00. How do we account for this given the three year compound annual growth rate of 21%, the compound annual operating profit increase of 42%, and the string of quarterly revenue increases over the past eight years?

In advising on financial reporting years ago, Henry Ford said, "Don't complain and don't explain." Perhaps we can violate that rule a bit with a little explanation. We feel several factors were at work that brought about this lack of market attention.




Over the past year, Neogen lost the financial research coverage and significant retail market support from three of the four investment banking firms that had followed Neogen. This was not because of disinterest, but because the firms were acquired or merged, and their strategic focuses shifted.

The marketplace shifted its attention to the unusually high stock prices of large cap firms, leaving all the small cap companies, including Neogen, with less attention. This rise and fall of small caps as the "darlings of the marketplace" seems to run in cycles, and we are now in a down cycle. When it returns, Neogen will be well positioned.

We also believe that the market has penalized Neogen's stock price due to our large cash reserves that have not been used for acquisitions. Other than the small acquisition of a product line, management didn't find good opportunities in FY 1999. We continue to believe acquisitions should be synergistic to our corporate mission, have attractive growth rates, and be available at sensible valuations. Opportunities fitting our criteria have begun to appear recently.

News of litigation may have also hurt our stock price. The year's legal expense was substantially higher than what we have encountered in our previous 16-year history. In fact, the increased cost of litigation as compared to FY 1998 amounted to approximately $0.04 per share on an after tax basis. Management believes that there is only one remaining case of any significance. Though this case has been difficult to predict, it should be concluded before our next fiscal year end.


Cash Flow from Operations
(in thousands)
[graphic omitted]


Food Safety Opportunities Even Greater

Though our markets provided good growth opportunities in FY 1999, those opportunities could be even greater in the year ahead. For the Food Safety Division, the marketplace is providing even more pressure on the food processor to bear the responsibility of safer food. The growth in away-from-home eating, the rapidity with which food moves from the farm gate to the dinner plate, increasing government regulation, and better clinical record keeping related to foodborne illness, are almost certain to cause this trend to continue.

International Growth Continues

Approximately 22% of Neogen's FY '99 total revenues were international sales, with both the Company's Food Safety and Animal Safety divisions seeing growth in sales outside the U.S. This is especially noteworthy considering the economic downturns a number of Asian and Latin American countries have experienced. International demand for Neogen's products is increasing as countries seek safer products for themselves, and as a result of the requirements placed on products shipped internationally.

Animal Safety Grows

The opportunities for Animal Safety growth are also encouraging. In the past year, Animal Safety revenues moved upward to approximately 55% of total Neogen revenues. As a demand for animal botulism vaccine grew in FY `99, Neogen acquired the technology and manufacturing rights to this vaccine that had been custom manufactured for Neogen's distribution. This move will improve gross margins and ensure a supply of vaccine to match the market's growth. The market expansion and Neogen's competitive gains in the professional equine market made major contributions to both revenue and profits in the past year. We believe this trend will continue into the new year.

Continued market growth, new product introductions and competitive gains, along with strong acquisitions, should make FY 2000 an even greater one for Neogen.




James L. Herbert
President





Great year. Great opportunities.
Great solutions.

The past year provided numerous examples of escalating opportunity for solution-minded Neogen. While people worldwide enjoy an unprecedented supply of safe food, and feed and companion animals experience an unparalleled level of quality care, outcries for even safer food and better care for animals have intensified.

Neogen is well positioned to help satisfy those demands. What follows are recent worldwide events and circumstances that illustrate the ever-increasing need for the solutions Neogen can provide.

Death and illness linked to Listeria-contaminated ready-to-eat meat and poultry products leads to recall of more than 65 million pounds of meat, and government action; U.S. Centers for Disease Control study finds deadly foodborne E. coli infections rise sharply in 1998.

Neogen's REVEAL(R) line of rapid tests to detect dangerous bacteria such as
E. coli O157:H7, Salmonella and Listeria dovetails neatly with the food industry and government's movement to quickly identify and destroy contaminated product before it can reach the consumer.


Food Safety Sales
(in thousands)

[Graphic Omitted]

Gone are the days when consumers took the time to thoroughly cook meat products, or wash fruits and vegetables to eliminate any potentially dangerous bacteria. Microwave cooking, and ready-to-eat meals are now household staples.

Gone are the days when food processors could wait a week for conventional laboratory methods to determine if a product is contaminated. Modern shipping allows product to be distributed anywhere in the world within 48 hours.

The trend toward ready-to-eat meals has shifted even more of the responsibility for safe food to food processors. In response, processors are seeking rapid, easy-to-use and inexpensive bacterial testing methods--Neogen's strength. Neogen's REVEAL for E. coli O157:H7 is the quickest on the market at 8 hours. Neogen researchers continue to work on making the test, and all the Company's testing products, even quicker and easier to use.

Neogen's foodborne bacteria tests are used by food processors around the world, including 29 of the largest U.S. meat processors.

This year U.S. government regulators continued requiring compliance of the Hazard Analysis and Critical Control Points (HACCP) program by adding an additional 3,000 meat and poultry processing facilities to the program; HACCP compliance inspections of seafood processing facilities continue to expand; other processing industries, like the fruit and vegetable industry, begin using HACCP guidelines.

HACCP, and other similar programs, rely on verifiable, recordable measurement of safe environmental, processing and handling practices. It's not good enough any more to just try hard to clean food processing equipment and environments. They must be clean. Microscopically clean.

Neogen's tests include HACCP-mandated Salmonella and generic E. coli tests for the meat and poultry industry, and the top-of-the-line adenosine triphosphate (ATP) testing system, Uni-Lite(R) XCEL. If ATP, a substance found in all living cells, is found after a sanitation cleaning crew has finished in an area, it's an indicator that the crew has not been thorough enough.

Similarly, Neogen's tests for histamine allow regulators and processors to quickly determine if some types of seafood, including tuna, have been handled properly. Histamine, produced when fish begins bacterial breakdown, causes scombroid poisoning in humans.

                    The Council for Agricultural Science and Technology
                    estimates foodborne illness at up to 33 million
                    cases per year resulting in about 9,000 deaths in
[Picture Omitted]   the U.S. alone. Neogen expects a significant portion
                    of the $500 million food and environmental testing market to shift from conventional expensive and time-consuming methods to rapid and inexpensive test systems such as Reveal for E. coli O157:H7, the fastest such test on the market.

Large recalls of Halloween candy because of the presence of unlabeled peanut residues, and canned pasta meals due to unlabeled egg residues, are but a sample of numerous recent recalls to protect food allergic consumers.

In cooperation with the University of Nebraska's Food Allergy Research and Resource Program, Neogen has developed, manufactures and markets rapid tests for peanut and egg residues.

Neogen's Veratox(R) and Alert(R) test kits for peanut and egg allergens help food processors quickly and easily determine if allergenic residues exist in the production environment, or in a finished product.

An estimated 1 to 2 percent of adults, and 5 to 8 percent of children, are sensitive in some degree to food allergens. More than 4 million people in the United States alone are known to have a food allergy, with allergies to peanuts and eggs being among the most prevalent. Even tiny amounts of these contaminants can cause serious implications resulting in hospitalization, and in extreme cases, even death.

Allergen contamination occurs when residues get into another food processed on shared equipment. Although processors clean equipment to avoid contamination, Neogen's tests are the first to give a highly sensitive and reliable method to confirm the elimination of food allergens in a timely manner.

A rapid test for casein, a protein in milk, is in the final stages of development, and tests for other common food allergens are being developed.

A total of 556 recalls of food were ordered in 1998. Food allergen related problems were responsible for 117 of the recalls.


[Picture Omitted]


                        Food allergen monitoring can be included as part of
                        a processor's HACCP plan, or more commonly, as a
                        part of a sanitation standard operating procedure in
(Picture Omitted)       the HACCP prerequisite program. Since allergens may
                        be classified as adulterants by the FDA, it is imperative to have an allergen prevention plan in place.

In 1998, an extremely hot and dry growing season in the Southern United States caused much of the region's corn crop to be contaminated with aflatoxin; cool, wet weather in the upper midwest during the flowering stage of barley lead to the appearance of vomitoxin, and ultimately, to potential quality problems in beer.

Neogen's Veratox and Agri-Screen(R) line of tests for the six different naturally-occurring toxins in grain, such as aflatoxin and vomitoxin, are market leaders.

Much of Neogen's early success was built on its ability to set the standard in the development, manufacturing and marketing of products that quickly and accurately detect natural toxins in grain. That tradition continues.

The Company's test for aflatoxin, a known carcinogen, is used exclusively by the Federal Grain Inspection Service to test all corn leaving U.S. ports.

Thousands of manufacturers who use grains in their products also rely upon Neogen's tests. Neogen's popular Veratox for Vomitoxin test was recently improved by cutting the time necessary to complete the test by 50%. This is a significant improvement to help speed up grain handling by testing laboratories and grain elevators during the harvest season.


Since mycotoxins survive the brewing process,
Neogen's products for the detection of mycotoxins          [Picture Omitted]
help brewers ensure both safety from possible carcinogens and a consistent flavor.


The intentional poisoning of rice in Japan leads to numerous illnesses and deaths; Japanese government calls for stringent testing program.

The Japanese government solicited help to find a quick test to detect pesticide poisons, and Neogen made the government aware of its Agri-Screen Ticket(R) Pesticide Detector. Problem solved. Neogen entered into an agreement to ship thousands of Ticket test kits to Japan to help safeguard the nation's population from tainted rice.

The sale to Japan is one of many recent success stories of Neogen's International Sales Department as the group aggressively expands its international coverage. International sales accounted for approximately 22% of Neogen's revenues last year.

Neogen's pesticide residue test, Agri-Screen Ticket,
detects organophosphates such as methyl parathion,        [Picture Omitted]
thiophosphates and carbamates in a quick and easy to use format.

Dog food found to be contaminated with aflatoxin leads to the deaths of numerous dogs, and the recall of thousands of pounds of product. Other natural toxins continue to pose health risks to animals and consumers.

When a major dog food manufacturer identified aflatoxin as the contaminant in its product, Neogen was immediately called in to establish and train employees on a stepped-up testing program. Problem solved.


Other natural toxins, including vomitoxin,
fumonisin, zearalenone, ochratoxin and T-2 toxin            [Picture Omitted]
continue to concern feed processors. Horses are
extremely sensitive to low amounts of fumonisin,            Neogen's beloved
which can cause rapid and fatal brain damage.               ad mascot.
Vomitoxin in grain causes hogs to refuse to eat the feed. The ingestion of zearalenone-contaminated feed or grain by livestock can cause a wide variety of reproductive problems.

Perhaps an even bigger concern is that natural toxins ingested by animals can make their way to the dinner table. One type of aflatoxin is especially dangerous to humans, even in minute quantities, when it is found in cow's milk.

Neogen's full line of natural toxin testing products easily and accurately alert food and feed producers of contamination concerns before the toxins can do their damage, from inside the farm gate to the dinner plate.


 EqStim Immunostimulant enhances the immune response
 providing rapid recovery from bacterial and viral           [Picture Omitted]
 respiratory infections.


The increasing demands on performance horses opens a wide market for products that deliver shortened equine recovery times.

Neogen's acquisition of the ImmunoVet(R) immunostimulants, products that stimulate an animal's natural production of antibodies to bacteria and virus infections, has proven a valuable addition to the Company's equine veterinary product line.

Neogen's EqStim(R) Immunostimulant has become one of the Company's largest-selling single products as it gains even wider acceptance and use in the veterinary community. EqStim is used in combination with conventional therapy in the treatment of equine respiratory disease complex and has repeatedly shown, in clinical trials and use in the field, to be effective in increasing the rate of recovery.

If adapted for food animals, immunostimulants can lessen drug use, and reduce the possibility of drug residues in meat and milk products.

Animal Safety Sales
(in thousands)

[Graphic Omitted)]

Concern about botulism infections in animals increases and demand for Neogen's vaccine for equine botulism expands, especially in Scandinavian countries; EPM continues to be a major concern of horse owners and veterinarians.

Until recently, the equine botulism vaccine, BotVax(TM) B, was custom manufactured for Neogen. Neogen acquired the sole rights to the vaccine and expanded its Tampa, Florida, manufacturing facility to take over production of this vaccine. The move will improve gross margins and ensure a continuous supply of BotVax B to the Company's growing customer base.

Equine botulism is a rapidly progressive, neuroparalytic disease that is 90% fatal. The disease, also known as Shaker Foal Syndrome when it infects newborn foals, causes respiratory paralysis and death, generally within 72 hours.

The disease is caused by the bacteria Clostridium botulinum, which is found in wide regions throughout the world. Adult horses become infected when they ingest contaminated hay, or through contact with the bacteria on an open wound.

Equine protozoal myeloencephalitis (EPM) is an infection of the central nervous system of horses. EPM is caused by horses eating feed contaminated with sporocysts of Sarocystis neurona, an organism transmitted by the opossum.

Most EPM-infected horses recover if the disease is diagnosed early and treated appropriately. Neogen's EPM testing service provides veterinarians with a quick, accurate result.


The toxins produced by Clostridium botulinum are
some of the most potent known. Treatment is
extremely expensive, though death usually occurs             [Picture Omitted]
before it can be instituted. Prevention, however, is simple and inexpensive with the USDA approved vaccine, BotVax B.


With the growing pressure on diagnostic test producers to produce quicker results, researchers have increased their demand for products that can improve test kit speed and accuracy.

Neogen's K-Blue Substrate(R) has gained a worldwide customer base because of its ease of use and performance.

Many of Neogen's 150 diagnostic test kits, whether used to help keep food or animals safe, rely on a simple color change to indicate the presence of a target substance. All the user needs to do is observe the color of the wells to know if the target substance is present.

Neogen produces K-Blue Substrate for the Company's own test kits, but the product's superior convenience and performance has gained it a large and growing market with researchers and other diagnostic kit manufacturers.

This past year's great opportunities, and Neogen's great solutions to the opportunities led to a great year for the Company.

Neogen believes the company of tomorrow is the one that can conquer today's opportunities. Neogen has proven itself in the past, and continually prepares to conquer tomorrow's opportunities.

                                                            [Picture Omitted]




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

The words "anticipate", "believe", "potential", "expect", and similar expressions used herein are intended to identify forward-looking statements. Forward-looking statements involve certain risks and uncertainties. Various factors, including competition, recruitment and dependence on key employees, impact of weather on agriculture and food production, identification and integration of acquisitions, research and development risks, patent and trade secret protection, government regulation, impact of the year 2000 issue and other risks detailed from time to time in the Company's reports on file at the Securities and Exchange Commission may cause actual results to differ materially from those contained in the forward-looking statements.

Results of Operations

                                                                    Increase
REVENUES (Dollars in Thousands)     1999     Increase     1998     (Decrease)    1997
-------------------------------     ----     --------     ----     ----------    ----
Product Sales:
Food Safety                        $10,069      20%      $ 8,419      (2%)      $ 8,605
Animal Safety                       12,110      20%       10,069      51%         6,654
                                   -------      --       -------      --        -------
TOTAL REVENUES                     $22,179      20%      $18,488      21%       $15,259
                                   =======      ==       =======      ==        =======

The 20% increase in 1999 sales of food safety products was primarily due to increases in sales in two areas. Large sections of the southern United States suffered from hot, dry weather conditions during the 1998 summer months, which promoted mold growth in corn and other commodity crops. Sales of test kits to detect aflatoxin, a harmful residue from molds that proliferate in hot, dry weather conditions, increased $623,000 during 1999. Sales of test kits to detect harmful bacteria increased $874,000 in 1999 due to strong international demand and because of higher sales to meat processors concerned about well-publicized E. coli and Listeria outbreaks in hamburger, hot dogs and luncheon meats.

In 1998, food safety sales declined by 2%. Sales of diagnostic test kits sold to the meat and poultry market for the detection of harmful bacteria increased by $693,000. However, sales of test kits to detect vomitoxin declined by $725,000. Sales of diagnostic tests for the detection of harmful naturally-occurring toxins, such as vomitoxin and aflatoxin, are influenced by the uncertainty of weather conditions, which impacts growing conditions differently each year. Accordingly, it is not uncommon for the Company to experience significant year to year fluctuations in sales of test kits to detect naturally-occurring toxins.

Animal safety sales increased 20% in 1999 and 51% in 1998. The acquisitions of Vetoquinol USA, Inc. effective December 30, 1997 and Triple Crown, effective July 1, 1997 contributed $1,052,000 and $2,499,000 in increased sales in 1999 and 1998, respectively. Other products experiencing increased demand in 1999 included the Company's vaccine to prevent Type B botulism in horses ($455,000) and sales of OEM products such as specialty needles and syringes used to inject spices and marinades into meat and poultry ($698,000). In 1998, the Company experienced increased sales of approximately $538,000 across virtually all product lines sold to the professional equine market and a $330,000 increase in sales of the aforementioned OEM products.


COST OF GOODS SOLD
(Dollars in Thousands)     1999     Increase     1998     Increase     1997
----------------------     ----     --------     ----     --------     ----
Cost of Goods Sold        $9,477       19%      $7,960       28%      $6,201


Costs of goods sold increased 19% in 1999 and 28% in 1998 principally due to the overall increase in product sales. Expressed as a percent of sales, cost of goods sold was 43%, 43% and 41% in 1999, 1998, and 1997 respectively. The percentages for 1999 and 1998 are higher than 1997 due exclusively to a higher mix of animal safety sales in 1999 and 1998 compared to 1997.

OPERATING EXPENSES
(Dollars in Thousands)       1999   Increase     1998     Increase     1997
----------------------       ----   --------     ----     --------     ----
Sales and Marketing         $5,311      8%      $4,910       17%      $4,197
General Administrative       3,207     18%       2,716       22%       2,230
Research and Development     1,640     15%       1,425        8%       1,320

Many sales and marketing expense categories increased in 1999 and 1998 including salaries, fringe, royalties, commissions, trade shows and technical service. The increase in 1999 compared to 1998 is the direct result of expanding sales activities both domestically and internationally to gain wider distribution of products dedicated to food and animal safety. The Company expects to continue to expand its sales and marketing efforts in the future.

The increase from 1997 to 1998 was primarily due to higher costs, including the acquisitions of Vetoquinol, USA, Inc., and Triple Crown, associated with marketing products to the professional equine market.

The 1999 increase in general and administrative expense is due to two factors. Increases in sales volume and overall business activity resulted in a need for additional administrative staff. The increase in staff, along with higher accruals for bonuses due to improved operating performance, resulted in $208,000 of higher salary and fringe expense. In addition, legal and professional fees increased $259,000 compared to 1998.

The majority of the increase in general and administrative expense in fiscal 1998 was the result of higher cost in two categories. Consulting expense was $178,000 higher due primarily to contract services associated with a new computer installation, increased consulting pertaining to manufacturing and approvals for professional equine products, and also because of management consulting pertaining to the Company's research efforts and manufacturing protocols for diagnostic tests to detect harmful bacteria. In addition, legal and professional fees increased $202,000 compared to 1997.

Management believes that the Company is not involved in any material adverse legal proceedings. However, Neogen is a party in lawsuits as discussed in
ITEM 3. LEGAL PROCEEDINGS in the Company's Form 10-K for the year ended

May 31, 1999. Management intends to vigorously pursue this litigation and cannot predict the outcome of these lawsuits. Furthermore, the Company has no way to predict the level of expenses that may be incurred in fiscal year 2000 in pursuing this litigation.

The Company expects general and administrative expenses to decline in fiscal year 2000 partially as a result of consolidating certain administrative functions and partially because management believes that legal fees will be lower in 2000 than 1999.

Research expenses increased in 1999 and 1998 due primarily to increased staffing levels. Management believes research and development is critical to the Company's future and expects to continue to expand efforts for research products pertaining to food and animal safety products.


OTHER INCOME
(Dollars in Thousands)     1999    Decrease     1998    Increase     1997
----------------------     ----    --------     ----    --------     ----
Other Income               $104       88%       $897      59%        $564


Other income declined significantly in 1999. This was primarily due to the loss on sale of the Company's human clinical product line and related fourth quarter charge for closure of a manufacturing facility, which totaled approximately $629,000. (See Note 4 of Notes to Consolidated Financial Statements). In addition, interest income decreased during 1999 due to lower rates and lower average investment balances.

Other income was $333,000 higher in 1998 compared to 1997. During fiscal 1997, the Company completed a public offering of common stock. A portion of the proceeds was used to pay down short-term bank borrowings, resulting in lower interest expense. The remaining proceeds were invested in short-term marketable securities, which resulted in higher interest income. Also, the Company's share of royalties, paid to an affiliated partnership, increased significantly in 1998.


NET INCOME and INCOME PER SHARE
(Dollars in Thousands)            1999   Increase    1998   Increase    1997
----------------------            ----   --------    ----   --------    ----
Net Income                       $2,255    --       $2,248   24%       $1,812
Net Income Per Share - Diluted   $ 0.37             $ 0.35             $ 0.32


During 1999, the Company's operating income increased by $1,066,000 or 72% as a direct result of the 20% overall increase in product sales. This substantial increase in operating income was offset by much lower other income in 1999 and by a significant increase in federal income taxes.

Neogen's effective federal tax rate has historically been insignificant because the Company had net operating loss carry forwards ("NOLs") available to offset taxable income. During fiscal year 1999 the Company utilized its remaining NOLs. As a result, the Company's effective tax rate increased significantly in 1999 compared to 1998 and management expects the effective federal tax rate will also increase in fiscal year 2000.

The increase in 1998 net income and net income per share over 1997 was due primarily to the increase in sales of animal safety products, including acquisitions, along with the increase in other income.

Financial Condition and Liquidity

At May 31, 1999 the Company had $10,667,000 in cash and marketable securities, working capital of $17,355,00 and stockholders' equity of $23,786,000. In addition, the Company has bank lines of credit totaling $10,000,000 with nothing borrowed against these lines as of May 31, 1999.

Cash and marketable securities increased $78,000 during fiscal 1999. Cash provided from operations, which totaled $3,682,000, was offset by the aggregate of the acquisition of certain assets of BioPort Corporation for $600,000, the use of $2,169,000 for the purchase of 314,700 of shares of the Company's common stock (see Notes 3 and 12 of the Notes to Consolidated Financial Statements) and $888,000 expended for property, equipment and other assets.

During 1999, the Company initiated programs focused on reducing investment in accounts receivable and inventories. As a result, accounts receivable were up only 7% while inventories declined 4% at May 31, 1999 despite a significant increase in sales and production volume.

The significant increase in prepaid expenses and other current assets is the result of $375,000 in prepaid federal income taxes and a $76,000 short-term note receivable obtained as part of the Company's sale of its human clinical product line (see Note 4 of the Notes to Consolidated Financial Statements).

The decrease in goodwill at May 31, 1999 from May 31, 1998 is principally due to $621,000 of goodwill written off as part of the sale of the Company's human clinical product line (see Note 4 of Notes to Consolidated Financial Statements).

The substantial increase in other non-current assets is partially due to a $400,000 note receivable obtained in conjunction with the aforementioned sale of the human clinical product line and partially due to the acquisition of certain assets of BioPort Corporation.

Accounts payable increased $264,000 during fiscal year 1999 due primarily to $255,000 in payables due to a new vendor for instruments and tests used by the Company's food safety customers to detect levels of general sanitation. Other accrued liabilities at May 31, 1999 were $227,000 higher than May 31, 1998 due principally to higher royalties payable that were paid after year-end and accruals pertaining to the closing of the Company's New Jersey manufacturing facilities (See Note 4 of the Notes to Consolidated Financial Statements).

Effective July 1, 1997, the Company acquired substantially all of the assets of Triple Crown Pharmaceuticals, a division of W.J. Bartus, Inc. of Ft. Pierce, Florida. The initial purchase price consisted of a cash payment of approximately $1,400,000 paid in July 1997. A second and final cash payment of $500,000 is due provided the seller meets certain conditions of the asset purchase agreement by July 3, 2000.

The Company did not borrow any additional funds during fiscal 1999 and made scheduled payments totaling $49,000 on long-term debt. At May 31, 1999 the Company had no material commitments for capital expenditures. Inflation and changing prices have not had and are not expected to have a material effect on the Company's operations.

Neogen has been profitable for 24 of its last 25 quarters and has generated positive cash flows from operations during this period. Management believes that the Company's existing cash and marketable securities at May 31, 1999, along with its available bank lines of credit and cash expected to be generated from future operations, will be sufficient to fund activities for the foreseeable future. However, existing cash and marketable securities may not be sufficient to meet the Company's cash requirements to commercialize products currently under development or its plans to acquire additional technology and products that fit within the Company's mission statement. Accordingly, the Company may be required to issue equity securities or enter into other financing arrangements for a portion of the Company's future capital needs.

Year 2000

The Company began addressing the year 2000 issue in the first half of calendar year 1998. An inventory and assessment of the Company's hardware and software computer systems was conducted including an analysis of accounting, office and security systems along with a review of manufacturing and laboratory equipment. In addition, the Company surveyed key customers and vendors regarding their strategies to achieve year 2000 compliance.

As a result of this assessment, the Company determined that the financial software used at its subsidiary where veterinary instruments are manufactured was not year 2000 compliant. Programming changes to correct this problem were completed and tested in July 1999. Accordingly, the Company believes that its financial and manufacturing systems are year 2000 compliant.

The Company is currently in the process of developing contingency plans to prepare for potential year 2000 problems that might occur due to unforeseen factors including incorrect assumptions, changes in available information or failure of third parties to adequately address the year 2000 issue. These contingency plans may include purchasing and redeployment to various locations of additional materials and supplies, preservation of perishable biological products and antibodies in the event of electrical power interruptions, and processing of customer orders and vendor invoices manually.

The Company expects that the total cost of changes necessary to comply with year 2000 will not exceed $50,000 including costs already incurred to date. However, the Company is basing this cost estimate, and its belief that it is currently year 2000 compliant, on presently available information and assumptions about future events. Actual results could differ materially from the Company's expectations as a result of numerous factors, including the possibility of incorrect assumptions, cooperation of third parties and other unforeseen circumstances that could have a materially adverse effect on the Company's financial results.



Report of Independent
Certified Public Accountants


To the Board of Directors
Neogen Corporation
Lansing, Michigan


We have audited the accompanying consolidated balance sheets of Neogen Corporation and subsidiaries as of May 31, 1999 and 1998, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended May 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Neogen Corporation and subsidiaries at May 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended May 31, 1999 in conformity with generally accepted accounting principles.



BDO SEIDMAN, LLP
Troy, Michigan
July 16, 1999

Neogen Corporation and Subsidiaries
Consolidated Balance Sheets


May 31,                                                1999           1998
-------                                                ----           ----
Assets (Note 5)
Current Assets
   Cash                                             $ 1,062,811   $   719,877
   Marketable securities (Note 2)                     9,603,844     9,868,862
   Accounts receivable, less allowance for
     doubtful accounts of $166,000 and $227,000       3,295,536     3,088,858
   Inventories                                        4,360,580     4,474,030
   Prepaid expenses and other current assets            960,745       441,319
                                                    -----------   -----------
Total Current Assets                                 19,283,516    18,592,946
                                                    -----------   -----------
Property and Equipment
   Land and improvements                                 79,263        49,263
   Buildings and improvements                           786,066       499,146
   Machinery and equipment                            4,331,297     4,356,271
   Furniture and fixtures                               375,983       376,157
                                                    -----------   -----------

                                                      5,572,609     5,280,837
   Less accumulated depreciation                      3,424,668     3,395,786
                                                    -----------   -----------

Net Property and Equipment                            2,147,941     1,885,051
                                                    -----------   -----------

Intangible and Other Assets

   Goodwill, net of accumulated amortization
     of $511,106 and $456,943 (Note 3)                3,199,802     4,023,235

   Other assets, net of accumulated amortization
     of $544,600 and $544,603 (Notes 3 and 4)         1,476,879       911,410
                                                    -----------   -----------

Total Intangible and Other Assets                     4,676,681     4,934,645
                                                    -----------   -----------

                                                    $26,108,138   $25,412,642
                                                    ===========   ===========

See accompanying notes to consolidated financial statements


May 31,                                                 1999             1998
-------                                                 ----             ----
Liabilities and Stockholders' Equity
Current Liabilities
   Accounts payable                                $   842,429   $   578,814
   Accruals
       Compensation and benefits                       606,689       569,121
       Other                                           430,828       203,895
   Current maturities of long-term debt (Note 5)        48,672        48,672
                                                   -----------   -----------
Total Current Liabilities                            1,928,618     1,400,502
Long-Term Debt, less current maturities (Note 5)       125,720       174,392
Other Long-Term Liabilities                            267,982       228,411
                                                   -----------   -----------
Total Liabilities                                    2,322,320     1,803,305
                                                   -----------   -----------

Commitments (Notes 3, 9 and 10)
Stockholders' Equity (Notes 6, 7 and 12)
   Common stock, $.16 par value, shares
     authorized 10,000,000; issued and
     outstanding 5,929,279 and 6,208,179               948,685       993,309
   Additional paid-in capital                       22,235,726    24,269,549
   Retained earnings (deficit)                         601,407    (1,653,521)
                                                   -----------   -----------
Total Stockholders' Equity                          23,785,818    23,609,337
                                                   -----------   -----------
                                                   $26,108,138   $25,412,642
                                                   -----------   -----------

         See accompanying notes to consolidated financial statements.




Neogen Corporation and Subsidiaries
Consolidated Statements of Income


Year Ended May 31,                      1999          1998            1997
------------------                      ----          ----            ----
Net Sales                           $22,179,008    $18,488,389    $15,259,423
                                    -----------    -----------    -----------
Operating Expenses
   Cost of goods sold                 9,476,873      7,959,655      6,201,301
   Sales and marketing                5,311,494      4,909,997      4,197,283
   General and administrative         3,206,969      2,715,738      2,230,438
   Research and development           1,639,600      1,424,583      1,319,732
                                    -----------    -----------    -----------
                                     19,634,936     17,009,973     13,948,754
                                    -----------    -----------    -----------
Operating Income                      2,544,072      1,478,416      1,310,669
                                    -----------    -----------    -----------
Other Income (Expense)
   Interest income                      493,430        605,990        449,331
   Interest expense                     (15,945)       (22,581)       (66,851)
   Loss on sale of product
     line (Note 4)                     (628,839)          --             --
   Other                                255,210        313,548        181,552
                                    -----------    -----------    -----------
                                        103,856        896,957        564,032
                                    -----------    -----------    -----------
Income Before Taxes On Income         2,647,928      2,375,373      1,874,701
Taxes On Income (Note 8)                393,000        127,000         63,200
                                    -----------    -----------    -----------
Net Income                          $ 2,254,928    $ 2,248,373    $ 1,811,501
                                    -----------    -----------    -----------
Basic Earnings Per Share            $       .37    $       .36    $       .33
Diluted Earnings Per Share          $       .37    $       .35    $       .32
                                    ===========    ===========    ===========

         See accompanying notes to consolidated financial statements.



Neogen Corporation and Subsidiaries
Consolidated Statements of
Stockholders' Equity
Years Ended May 31, 1999, 1998 and 1997

                                                Common Stock         Additional      Retained
                                             -------------------      Paid-In        Earnings
                                             Shares       Amount      Capital        (Deficit)
                                             ------       ------      ---------      ---------
Balance, June 1, 1996                       4,559,260    $729,482    $13,841,617    $(5,713,395)
     Exercise of options                       48,466       7,754        126,294           --
     Exercise of warrants                       1,782         285          8,304           --
     Issuance of common stock (Note 6)      1,501,100     240,176      9,961,182           --
     Net income for the year                     --          --             --        1,811,501
                                            ---------    --------    -----------    -----------
Balance, May 31, 1997                       6,110,608     977,697     23,937,397     (3,901,894)
     Exercise of options                       97,100      15,536        329,958           --
     Exercise of warrants                         471          76          2,194           --
     Net income for the year                     --          --             --        2,248,373
                                            ---------    --------    -----------    -----------
Balance, May 31, 1998                       6,208,179     993,309     24,269,549     (1,653,521)
     Exercise of options                       35,800       5,728         84,810           --
     Repurchase of common stock (Note 12)    (314,700)    (50,352)    (2,118,633)          --
     Net income for the year                     --          --             --        2,254,928
                                            ---------    --------    -----------    -----------
Balance, May 31, 1999                       5,929,279    $948,685    $22,235,726    $   601,407
                                            =========    ========    ===========    ===========

See accompanying notes to consolidated financial statements.





Neogen Corporation and Subsidiaries
Consolidated Statements of
Cash Flows


Year Ended May 31,                                       1999              1998             1997
------------------                                       ----              ----             ----
Cash Flows From Operating Activities
Net income                                             $  2,254,928    $  2,248,373    $  1,811,501
   Adjustments to reconcile net income to net
     cash provided by operating activities
       Depreciation and amortization                        873,071         715,681         624,113
       Loss on sale of product line                         628,839            --              --
       Loss (gain) on sale of equipment                       5,815           8,843          (1,520)
       Changes in operating assets and liabilities
         Accounts receivable                               (311,541)       (622,662)       (380,980)
         Inventories                                        342,794        (449,877)       (241,529)
         Prepaid expenses and other current assets         (442,881)        (81,947)        (34,555)
         Accounts payable                                   263,615        (264,171)        345,483
         Accrued liabilities                                 67,121         (89,450)        186,006
                                                       ------------    ------------    ------------
Net Cash Provided By Operating Activities                 3,681,761       1,464,790       2,308,519
                                                       ------------    ------------    ------------
Cash Flows From Investing Activities
   Proceeds from marketable securities                   25,388,316      25,575,582      11,886,003
   Purchases of marketable securities                   (25,123,298)    (23,119,531)    (22,653,875)
   Proceeds from sale of equipment                           11,625          20,975           7,206
   Purchases of property, equipment and other assets       (888,351)       (645,681)       (630,760)
   Acquisitions                                            (600,000)     (3,587,033)        (53,122)
                                                       ------------    ------------    ------------
Net Cash Used In Investing Activities                    (1,211,708)     (1,755,688)    (11,444,548)
                                                       ------------    ------------    ------------
Cash Flows From Financing Activities
   Net proceeds from issuance of common shares               90,538         347,764      10,343,995
   Repurchase of common stock                            (2,168,985)           --              --
   Payments on long-term borrowings                         (48,672)        (55,853)        (71,148)
   Net payments on notes payable - banks                       --              --        (1,043,946)
                                                       ------------    ------------    ------------
Net Cash Provided By (Used In) Financing Activities      (2,127,119)        291,911       9,228,901
                                                       ------------    ------------    ------------
Net Increase in Cash                                        342,934           1,013          92,872
Cash, at beginning of year                                  719,877         718,864         625,992
                                                       ------------    ------------    ------------
Cash, at end of year                                   $  1,062,811    $    719,877    $    718,864
                                                       ------------    ------------    ------------

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

Basis of Consolidation

The consolidated financial statements include the accounts of Neogen Corporation, Ideal Instruments, Inc. (Ideal), AMPCOR Diagnostics, Inc. (AMPCOR) and two majority owned companies which are general partners for research limited partnerships. The investments in partnerships are not significant to the consolidated financial statements.

All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of (1) assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements, and (2) revenues and expenses during the reporting period. Actual results could differ from these estimates.

Risks and Uncertainties

Diagnostic products, specifically test kits for the detection of mycotoxins, contribute a significant portion of the Company's revenues and profits. The Company expects that its ability to maintain or expand its current levels of revenues and profits in the future will depend on various factors, including the impact of weather on agriculture and food production.

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

Inventories

Inventories are stated at the lower of cost, determined on the first-in, first-out method, or market. The components of inventories are as follows:

                                1999         1998
                                ----         ----
Raw material                $1,809,725   $2,003,124
Work-in-process                755,225      837,679
Finished goods               1,795,630    1,633,227
                            ----------   ----------
                            $4,360,580   $4,474,030
                            ==========   ==========

Property and Equipment

Property and equipment is stated at cost. Expenditures for major improvements are capitalized while repairs and maintenance are charged to expense. Depreciation is provided on the straight-line method over the estimated useful lives of the respective assets, generally twenty to thirty-one years for buildings and improvements and three to ten years for furniture, machinery and equipment. Depreciation expense was $542,024, $469,324 and $389,582 in 1999, 1998 and 1997, respectively.

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

Long-lived Assets

The Company reviews the carrying values of its long-lived assets for possible impairment whenever events or changes in business conditions indicate that the carrying amount of the assets may not be recoverable. The Company evaluates whether impairment exists on the basis of undiscounted future cash flows from operations before interest for the remaining useful life of the assets. Any long-lived assets held for disposal are reported at the lower of these carrying amounts or fair value less costs to sell.

Revenue Recognition

The Company recognizes product sales at the time of shipment.

Earnings Per Share

Earnings per share is calculated according to Statement of Financial Accounting Standards ("SFAS") No. 128 - "Earnings Per Share" which requires companies to present basic and diluted earnings per share. Basic earnings per share is based on the weighted average number of common shares outstanding during the year. Diluted earnings per share is based in the weighted average number of common shares and dilutive potential common shares outstanding during the year.

The Company's dilutive potential common shares outstanding during the year result entirely from dilutive stock options and warrants. The following table presents the earnings per share calculations:

For the Year Ended May 31,                    1999        1998         1997
--------------------------                    ----        ----         ----
Numerator for Basic and Diluted
   Earnings Per Share
     Net income                          $2,254,928   $2,248,373   $1,811,501
                                         ----------   ----------   ----------
Denominator
   Denominator for basic earnings per
     share - weighted average shares      6,099,129    6,176,995    5,512,633
                                         ----------   ----------   ----------
   Effect of Dilutive Securities
     Stock options and warrants              41,734      219,860      135,871
                                         ----------   ----------   ----------
    Dilutive Potential Common Stock
      Denominator for diluted earnings
        per share - adjusted weighted
        average shares and assumed
        conversions                       6,140,863    6,396,855    5,648,504
                                         ----------   ----------   ----------
Basic Earnings Per Share                 $     0.37   $     0.36   $     0.33
                                         ----------   ----------   ----------
Diluted Earnings Per Share               $     0.37   $     0.35   $     0.32
                                         ----------   ----------   ----------

Options to purchase 441,100, 33,400 and 128,500 shares of common stock at prices ranging from $7.13 to $13.25, $11.31 to $13.25 and $7.50 to $9.25 in
1999, 1998 and 1997 respectively, were outstanding, but were not included in the computation of diluted earnings per share because the option's exercise price was greater than the average market price of the common shares.

Segment Information

In fiscal 1999, the Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 supersedes SFAS
No. 14, "Financial Reporting for Segments of a Business Enterprise", replacing the "industry segment" approach with the "management" approach. The management approach designates the internal organization that is used by management for making decisions and assessing performance as the source of the Company's reportable segments. SFAS No. 131 also requires disclosures about products and services, geographical areas, and major customers. The adoption of SFAS No. 131 did not affect results of operations or financial position but did affect the disclosure of segment information (see Note 11).

Recent Accounting Pronouncements

Statement of Position (SOP) 98-5, "Reporting on the Cost of Start-Up Activities", was issued in April 1998 and SFAS 133, "Accounting for Derivative Instruments and Hedging Activities", was issued in June 1998. SOP 98-5, effective in fiscal 2000, and SFAS 133, effective in fiscal 2002, are not expected to have a material impact on the consolidated financial statements.

2. Marketable Securities

The Company currently invests in only high quality, short-term investments with maturity dates of less than one year, which are classified as available-for-sale. As such, there were no significant differences between amortized cost and estimated fair market value at May 31, 1999 and 1998. Additionally, since investments are short-term and are generally allowed to mature, realized gains and losses for both years have been minimal. The following table presents the estimated fair value breakdown of investment by category:

                                              1999          1998
                                              ----          ----
Corporate Debt Securities                  $9,341,730   $7,770,996
Certificates of Deposit                          --      1,099,653
U.S. Treasury and Agency Securities           262,114      998,213
                                           ----------   ----------
                                           $9,603,844   $9,868,862
                                           ----------   ----------

3. Acquisitions

In August 1998, the Company purchased certain inventory and technology from BioPort Corporation of Lansing, Michigan. The purchase price consisted of a single cash payment of $600,000. The Company allocated $400,000 of the purchase price to finished goods and bulk toxoid inventories of Type B equine botulism vaccine ("BotVax B"). The remainder of the purchase price was allocated to other assets and consisted primarily of Types A, B, and C botulism seed cultures, manufacturing protocols, quality control procedures and USDA license to manufacture BotVax B.

Effective July 1, 1997, Neogen acquired certain assets of Triple Crown, a division of W.J. Bartus, Inc. of Fort Pierce, Florida. The acquisition was accounted for by the purchase method and all acquired assets, consisting of inventory, fixed assets and 20 related products were moved to the Company's Lexington, Kentucky division.

The initial purchase price consisted of a cash payment of approximately $1,400,000, resulting in goodwill of approximately $900,000. A second and final payment of $500,000 is due provided the seller meets certain conditions of the asset purchase agreement by July 3, 2000. The payment, if required, will be recorded as additional goodwill and amortized over the remaining amortization period.

Effective December 30, 1997, Neogen acquired certain assets of Vetoquinol, U.S.A., Inc. located in Tampa, Florida. The acquisition was accounted for by the purchase method. Neogen continues to operate the production facility in Tampa and has relocated all sales and administrative functions to the Company's Lexington, Kentucky facility.

The purchase price consisted of initial consideration of approximately $2,035,000 in cash paid at closing. A second cash payment of approximately $153,000 was paid in April, 1998. The cumulative purchase price resulted in goodwill of approximately $1,250,000. Additional consideration not to exceed $200,000 may be paid based upon operating performance for the twelve-month period ending December 31, 1999.

4. Sale of Product Line

In the fourth quarter of fiscal 1999, the Company sold its AMPCOR human clinical product line and related assets in exchange for notes receivable of approximately $500,000. In connection with the asset sale, the Company announced that is was closing the AMPCOR facility located in Bridgeport, New Jersey and moving its remaining AMPCOR manufacturing operations for diagnostic test kits to detect microorganisms to the Company's headquarters in Lansing, Michigan. As a result of the asset sale and related facility closure, the Company recorded a loss of $628,839. Included in the loss was approximately $200,000 related to lease obligations, employee severance costs and other expenses incurred to close the facility. Sales of human clinical products were not material to the consolidated sales of the Company in 1999, 1998 and 1997.

The notes receivable are unsecured and consist of a $400,000 long-term note and a short-term note totaling approximately $100,000. The long-term note bears interest at 7% and requires interest-only payments through April 2000 followed by monthly installments of $9,579 through April 2004.

5. Notes Payable and Long-Term Debt

The Company and its subsidiaries have available working capital lines-of-credit and borrowing arrangements with banks totaling $2,500,000. At May 31, 1999 and 1998, there were no borrowings outstanding. These arrangements bear interest at rates ranging from the prime rate less .50% to the prime rate (the prime rate was 7.75% at May 31, 1999), and are collateralized by substantially all assets of the Company and its subsidiaries.

In addition, the Company maintains an unsecured acquisition line-of-credit in the amount of $7,500,000 at the prime rate less .50%. There were no borrowings on this line-of-credit at May 31, 1999 and 1998.

Long-term debt consisted of the following:

                                    1999      1998
                                    ----      ----
Term note payable to bank        $174,392   $223,064
Less current maturities            48,672     48,672
                                 --------   --------
Total Long-Term Debt             $125,720   $174,392
                                 ========   ========

The term note is payable in sixty monthly installments of $4,056 plus interest at the prime rate less .50% and is collateralized by substantially all the assets of Neogen and AMPCOR.

The terms of certain financing agreements contain, among other provisions, the requirements to meet certain financial ratios and levels of working capital and tangible net worth, and restrict the payment of dividends.

Maturities of long-term debt are: 2000 - $48,672; 2001 - $48,672; 2002 -
$48,672; and 2003 - $28,376.


6. Public Stock Offering

On October 22, 1996, the Company sold to the public 1,500,000 shares of common stock at a price of $7.50 per share. The net proceeds to the Company after deducting underwriting commissions and other expenses of the offering were approximately $10,201,000.

7. Stock Options and Stock Warrants

The Company maintains Stock Option Plans (the Plans) under which qualified and non-qualified options to purchase shares of common stock may be granted to eligible directors, members of the Scientific Review Council, officers, or employees of the Company at an exercise price of not less than the fair market value of the stock on the date of grant. The number of shares authorized for issuance under the Plans is 1,459,375. At May 31, 1999, options have been granted with three to five year vesting schedules and option terms of five to ten years. A total of 210,000 shares were available for future grants under the Plans.

The Company applies Accounting Principles Board Opinion No. 25 in accounting for its stock option plans. Accordingly, no compensation cost has been recognized for the Plans. Had compensation expense for the Company's stock option plans been determined based on the fair value at the grant dates consistent with the method of SFAS No. 123, the Company's net income and earnings per share would have been the following pro forma amounts:

                                 1999         1998           1997
                                 ----         ----           ----
Net Income
   As reported               $2,254,928    $2,248,373    $1,811,501
   Pro forma                  1,917,963     1,921,062     1,571,757
Earnings Per Share
As reported:
   Basic                           0.37          0.36          0.33
Diluted                            0.37          0.35          0.32
Pro forma:
Basic                              0.31          0.31          0.29
Diluted                            0.31          0.30          0.28
                             ----------    ----------    ----------

The following is a summary of the Plans' activity:
                                                              Weighted Average
                                                     Shares    Exercise Price
                                                    --------  ----------------
Outstanding at June 1, 1996 (172,156 exercisable)    442,800       $4.97
Granted                                              118,000        7.55
Exercised                                            (48,466)       2.77
Forfeited                                            (22,634)       6.86
                                                    --------       -----
Outstanding at May 31, 1997 (219,077 exercisable)    489,700        5.73
Granted                                              145,000        9.08
Exercised                                            (97,100)       3.56
Forfeited                                            (10,700)       6.94
                                                    --------       -----
Outstanding at May 31, 1998 (209,544 exercisable)    526,900        7.03
Granted                                              161,500        7.05
Exercised                                            (35,800)       2.71
Forfeited                                            (52,900)       7.47
                                                    --------       -----
Outstanding at May 31, 1999 (265,518 exercisable)    599,700       $7.25
                                                    --------       -----

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for grants in 1999, 1998 and 1997, respectively: dividend yield of 0% for the three years: expected volatility of 52.0%, 55.0% and 68.0%; risk free interest rates of 5.2%, 6.0% and 6.5%; and expected lives of four years for 1999 and 1998 and 6.5 years for 1997.

The weighted-average grant date fair value of options granted in 1999, 1998 and 1997 was $3.24, $4.32 and $4.38, respectively.

The following is a summary of stock options outstanding at May 31, 1999:

                          Options Outstanding        Options Exercisable
                 -------------------------------   ----------------------
                              Average   Weighted                 Weighted
                            Remaining    Average                  Average
                          Contractual   Exercise   Exercise        Number
                  Number  Life (Years)     Price     Number         Price
                 -------  ----------    --------   --------     ---------
$ 1.88 -  2.75    20,000          2.4     $ 2.32     20,000      $  2.32

  2.87 -  2.87     6,000          1.7       2.87      6,000         2.87

  4.63 -  6.88   132,600          3.5       6.03     86,000         5.84

  7.13 -  9.25   407,700          4.3       7.54    142,381         7.60

 11.31 - 13.25    33,400          6.3      12.31     11,137        12.31
                 -------        -----     ------    -------      -------
                 599,700          4.1     $ 7.25    265,518      $  6.72
                 =======        =====     ======    =======      =======

The weighted-average exercise price of the 209,544 shares which were exercisable at May 31, 1998 and 219,077 shares which were exercisable at May 31, 1997 was $5.69 and $4.52, respectively.

The following table summarizes warrant activity for the years ended May 31, 1999, 1998 and 1997. All warrants are exercisable for unregistered common stock of the Company and expire in 2000.

                                                    Warrant
                                         Shares      Price
                                         ------   -------------
Outstanding  Warrants at June 1, 1996    80,374   $2.63 to 4.82
Warrants exercised during the year       (1,782)           4.82
Warrants repurchased                    (30,000)           4.63
                                        -------         -------

Outstanding Warrants at May 31, 1997     48,592            4.82
Warrants exercised during the year         (471)           4.82
Warrants expiring during the year        (4,856)           4.82
                                        -------         -------
Outstanding Warrants at May 31, 1998     43,265            4.82
Warrants exercised during the year         --              --
Warrants expiring during the year          --              --
                                        -------         -------
Outstanding Warrants at May 31, 1999     43,265         $  4.82
                                        =======            ====

8. Taxes On Income

Income taxes are calculated using the liability method specified by SFAS No. 109 "Accounting for Income Taxes."

The provision for taxes on income consisted of the following:

                           1999       1998       1997

Current:
   Federal             $367,000   $ 41,000   $ 37,200
   State                 26,000     86,000     26,000
Deferred                   --         --         --
                       --------   --------   --------
Taxes on Income        $393,000   $127,000   $ 63,200
                       ========   ========   ========

At May 31, 1999, the Company has approximately $232,000 of tax credit carryforwards, the majority of which expire between 2009 and 2018.

Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets as of May 31, 1999 and 1998 are as follows:

                                                     1999         1998
                                                     ----         ----
Deferred tax liabilities:
   Property and equipment                       $ 165,000    $ 147,000
   Losses of affiliated partnerships               44,000       45,000
                                                ---------    ---------
Total Deferred Tax Liabilities                    209,000      192,000
                                                =========    =========
Deferred tax assets:

   Tax credit carryforwards                       232,000      373,000
   Inventory                                       78,000      114,000
   Net operating loss carryforwards                  --        228,000
   Other                                          211,000      176,000
                                                ---------    ---------
                                                  521,000      891,000
Valuation Allowance for Deferred Tax Assets      (312,000)    (699,000)
                                                ---------    ---------
Net Deferred Tax Assets                           209,000      192,000
                                                ---------    ---------
Net Deferred Tax                                $    --      $    --
                                                =========    =========

The reconciliation of income taxes computed at the U.S. federal statutory tax rates to income tax expense for the years ended May 31,1999, 1998 and 1997 is as follows:

                                              1999         1998         1997
                                              ----         ----         ----

Tax at U.S. statutory rates              $ 900,000    $ 808,000    $ 637,000

Adjustment of valuation allowance         (387,000)    (634,000)    (665,000)

Alternative minimum tax                       --         41,000       37,200

Other                                     (120,000)     (88,000)      54,000
                                         ---------    ---------    ---------
Taxes on Income                          $ 393,000    $ 127,000    $  63,200
                                         =========    =========    =========


9. Commitments

The Company has agreements with related research limited partnerships and unrelated third parties which provide for the payment of royalties on the sale of certain products. Royalty expense, primarily to related research limited partnerships, under the terms of these agreements for 1999, 1998 and 1997 was $780,000, $713,000 and $771,000, respectively.

The Company leases office and manufacturing facilities under noncancelable operating leases. Rent expense for 1999, 1998 and 1997 was $302,000, $282,000 and $215,000, respectively. Future minimum rental payments for these leases are as follows: 2000 - $281,000; 2001 - $179,000; and 2002 - $42,000.


10. Defined Contribution Benefit Plan

The Company maintains a defined contribution 401(k) benefit plan covering substantially all employees. Employees are permitted to defer up to 15% of compensation, with the Company matching 100% of the first 3% deferred and 50% of the next 2% deferred. The Company's expense under this plan was $117,000, $73,000 and $54,000 for the years ended May 31, 1999, 1998 and 1997, respectively.


11. Segment Information

The Company has two reportable segments: Food safety and Animal Safety. The Food Safety segment produces and markets diagnostic test kits and related products used by food producers and processors to detect harmful natural toxins, drug residues, foodborne bacteria, pesticide residues, disease infections and levels of general sanitation. The Animal Safety segment is primarily engaged in the production and marketing of products dedicated to animal health, including 250 different veterinary instruments and a complete line of consumable products marketed to veterinarians and distributors serving the professional equine industry.

These segments are managed separately because they represent strategic business units that offer different products and require different marketing strategies. The Company evaluates performance based on total sales and operating income of the respective segments. The accounting policies of the segments are the same as those described in Note 1, Summary of Accounting Policies. Prior year segment information has been restated to conform to the 1999 presentation.

Segment information for the years ended May 31, 1999, 1998 and 1997 was as follows:

                                                                     Corporate
                                            Food        Animal             and
                                          Safety        Safety  Eliminations(1)         Total
                                          ------        ------  ---------------         -----
1999
Net sales from external customers    $10,069,469   $12,109,539     $      --      $22,179,008
Operating income                       1,513,369     1,754,234        (723,531)     2,544,072
Depreciation and amortization            372,766       500,305            --          873,071
Interest income                            2,350           253         490,827        493,430
Loss on sale of product line            (628,839)         --              --         (628,839)
Income taxes                             213,042       297,415        (117,457)       393,000
Total assets                           6,444,122     9,767,902       9,896,114     26,108,138
Expenditures for long-lived assets       546,358       341,993            --          888,351

1998

Net sales from external
  customers                          $ 8,418,957   $10,069,432     $      --      $18,488,389
Operating income                       1,276,400     1,013,892        (811,876)     1,478,416
Depreciation and amortization            349,304       366,377            --          715,681
Interest income                               35           396         605,559        605,990
Income taxes                             251,190       155,554        (279,744)       127,000
Total assets                           5,611,458    10,055,351       9,745,833     25,412,642
Expenditures for long-
  lived assets                           311,997       333,684            --          645,681

1997

Net sales from external
  customers                          $ 8,605,180   $ 6,654,243     $      --      $15,259,423
Operating income                       1,632,069       271,740        (593,140)     1,310,669
Depreciation and amortization            373,782       250,331            --          624,113
Interest income                              922         1,405         447,004        449,331
Income taxes                             282,803         8,052        (227,655)        63,200
                                     -----------   -----------     -----------    -----------
Total assets                           5,347,789     5,550,481      12,250,203     23,148,473
Expenditures for long-
  lived assets                           344,330       286,430            --          630,760
                                     ===========   ===========     ===========    ===========

(1) Includes corporate assets, consisting of marketable securities, and overhead expenses not allocated to specific business segments. Also includes the elimination of intersegment transactions and minority interests.

The Company has no long-lived assets outside of the United States and no significant foreign operations. Export sales amounted to $4,913,782 or 22% of consolidated sales in 1999, $4,039,571 or 22% in 1998 and $3,771,168 or 25%
in 1997, respectively, and were derived primarily in the geographic areas of South and Latin America, Canada, Europe and the Far East. The Company does not have sales to any single foreign country or any single customer exceeding 10% of consolidated sales.


12. Stock Repurchase

The Company's Board of Directors has authorized the purchase of up to 500,000 shares of the Company's common stock. As of May 31, 1999, the Company had purchased 314,700 shares in negotiated and open market transactions for a total price, including commissions, of approximately $2,169,000. Shares purchased under this buy-back program will be retired and used to satisfy future issuance of common stock upon the exercise of outstanding stock options and warrants.


13. Supplemental Disclosure of Cash Flows Information

Cash paid for income taxes totaled $749,000, $64,700, and $10,000 in 1999, 1998 and 1997, respectively. Cash paid for interest totaled $15,945, $22,581 and $66,851 in 1999, 1998 and 1997, respectively.

Non-Cash Investing Activities

In fiscal 1999, the Company sold its AMPCOR human clinical products line and related assets in exchange for notes receivable of approximately $500,000.

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

David A Wall
Vice President
Diagnostic Manufacturing


Directors

Herbert D. Doan
Chairman of the Board
Former President & CEO
Dow Chemical Company

James L. Herbert
President & CEO
Neogen Corporation

G. Bruce Papesh
Secretary of the Board
President
Dart, Papesh & Co.

Robert M. Book
President, Agrivista, Inc.
Former Vice President
Elanco Products Company

Gordon E. Guyer, Ph.D.
Former President
Michigan State University

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


Legal Counsel

Fraser, Trebilcock, Davis & Foster, P.C.
1000 Michigan National Tower
Lansing, MI 48933

Independent Auditors

BDO Seidman, LLP
755 West Big Beaver, Suite 1900
Troy, MI 48084-0178

Form 10-K

Copies of Form 10-K will be provided
upon request without charge to persons
directing their request to:
Neogen Corporation,
Attention: Corporate Secretary
620 Lesher Place
Lansing, MI 48912

Stock Transfer Agent and Registrar

American Stock Transfer & Trust Co.
40 Wall Street
New York, NY 10005

Annual Meeting

9:00 a.m.
October 7, 1999
University Club of Michigan State University
3435 Forest Road
Lansing, MI 48909


Stock Profile Activity

The Company's common stock is traded in the over-the-counter market and quoted in the NASDAQ National Market System under the symbol NEOG. Price ranges reported are based on inter-dealer sale quotations, as reported by NASDAQ, without adjustments for markups, markdowns, or commissions typically paid by retail investors, and may not represent actual transactions. No cash dividends have ever been paid, and the Company does not currently anticipate paying cash dividends in the foreseeable future. As of July 31, 1999, there were approximately 6,000 holders of the Company's common stock.



Year Ended            Fiscal Quarter         High             Low
----------            --------------         ----             ---
May 31, 1999          First Quarter        $  9.13          $ 6.00
                      Second Quarter       $  7.94          $ 5.75
                      Third Quarter        $  9.25          $ 6.63
                      Fourth Quarter       $  7.94          $ 5.63

May 31, 1998          First Quarter        $ 12.25          $ 7.00
                      Second Quarter       $ 14.88          $10.00
                      Third Quarter        $ 14.00          $ 9.88
                      Fourth Quarter       $ 12.25          $ 8.00


Neogen Corporation